Exhibit 99.1

PARANOVUS ENTERTAINMENT TECHNOLOGY LTD.

(incorporated in the Cayman Islands with limited liability)

(NASDAQ: PAVS)

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN THAT the annual general meeting of shareholders (the “Meeting”) of Paranovus Entertainment Technology Ltd. (the “Company”) will be held on June 30, 2023, at 10:00 a.m., ET, at No. 11, Dongjiao East Road, Shunchang County, Nanping, Fujian, People’s Republic of China, for the following purposes:

(i)	to elect each of the five directors named in this notice to shareholders (the “Proxy Statement”) to hold office until the next annual meeting of shareholders and until his/her respective successor is elected and duly qualified;

(ii)

to approve the proposed sale of our subsidiaries, Fujian Happiness Biotech Co., Limited (“Fujian Happiness”) and its subsidiaries Shunchang Happiness Nutraceutical Co., Ltd., Fujian Shennong Jiagu Development Co., Ltd., and Fuzhou Hekangyuan Trading Co., Ltd. to Fujian Hengda Beverage Co., Ltd, a PRC company, in exchange for cash consideration of RMB 78 million (approximately $11.3 million, the “Consideration”) (the “Transaction”); and

(iii)	to transact any other business as may properly come before the Meeting.

The Board of Directors has fixed the close of business on May 16, 2023 as the record date (the “Record Date”) for determining the shareholders entitled to receive notice of and to vote at the Meeting or any adjournment thereof.

Shareholders may obtain a copy of the proxy materials, including the Company’s 2022 annual report, from the Company’s website at www.happ.org.cn.or by submitting a request to ir@fjxfl.com.

By Order of the Board of Directors,

/s/ Xuezhu Wang
Xuezhu Wang
Chairman of the Board of Directors

May 23, 2023

PARANOVUS ENTERTAINMENT TECHNOLOGY LTD.

ANNUAL GENERAL MEETING OF SHAREHOLDERS

June 30, 2023

10:00 a.m., ET

NOTICE TO SHAREHOLDERS

The board of directors (the “Board”) of Paranovus Entertainment Technology Ltd. (the “Company”) is soliciting proxies for the annual general meeting of shareholders (the “Meeting”) of the Company to be held June 30, 2023, at 10:00 a.m., ET, at No. 11, Dongjiao East Road, Shunchang County, Nanping, Fujian, People’s Republic of China or any adjournment thereof.

Only holders of the Ordinary Shares of the Company on record at the close of business on May 16, 2023 (the “Record Date”) are entitled to attend and vote at the Meeting or at any adjournment thereof. The shareholders entitled to vote and present in person or by proxy or (in the case of a shareholder being a corporate entity) by its duly authorized representative representing not less than one-third in nominal value of the total issued voting shares in the Company throughout the meeting shall form a quorum.

Any shareholder entitled to attend and vote at the Meeting is entitled to appoint a proxy to attend and vote on such shareholder’s behalf. A proxy need not be a shareholder of the Company. Each holder of the Company’s Ordinary Shares shall be entitled to one vote in respect of each Ordinary Share held by such holder on the Record Date.

PROPOSALS TO BE VOTED ON

At the Meeting, resolutions will be proposed as follows:

(i)	an ordinary resolution to elect each of the five directors named in this Proxy Statement to hold office until the next annual meeting of shareholders and until his/her respective successor is elected and duly qualified;

(ii)	an ordinary resolution to approve the Transaction; and

(iii)	an ordinary resolution to approve to transact any other business as may properly come before the Meeting.

THE BOARD UNANIMOUSLY RECOMMENDS A VOTE “FOR” ALL OF THE NOMINEES LISTED ABOVE AND “FOR” EACH OF THE OTHER PROPOSALS.

VOTING PROCEDURE FOR HOLDERS OF ORDINARY SHARES

Shareholders entitled to vote at the Meeting may do so either in person or by proxy. Those shareholders who are unable to attend the Meeting are requested to read, complete, sign, date, and return the attached proxy card in accordance with the instructions set out therein.

ANNUAL REPORT TO SHAREHOLDERS

Pursuant to NASDAQ’s Marketplace Rules which permit companies to make available their annual report to shareholders on or through the company’s website, the Company posts its annual reports on the Company’s website. The annual report for the year ended March 31, 2022, as amended (the “2022 Annual Report”) has been filed with the U.S. Securities and Exchange Commission. The Company adopted this practice to avoid the considerable expense associated with mailing physical copies of such report to record holders. You may obtain a copy of our 2022 Annual Report to shareholders by visiting the “Annual Results” heading under the “Financial Info” section of the Company’s website at http://www.happ.org.cn. If you want to receive a paper or email copy of the Company’s 2022 Annual Report to shareholders, you must request one. There is no charge to you for requesting a copy. Please make your request for a copy to the Investor Relations department of the Company, at ir@fjxfl.com.

QUESTIONS AND ANSWERS ABOUT THESE PROXY MATERIALS

What is the difference between holding shares as a shareholder of record and as a beneficial owner?

Certain of our Shareholders hold their shares in an account at a brokerage firm, bank or other nominee holder, rather than holding share certificates in their own name. As summarized below, there are some distinctions between shares held of record and those owned beneficially.

Shareholder of Record/Registered Shareholders

If, on the Record Date, your shares were registered directly in your name with our transfer agent, Vstock Transfer LLC, you are a “Shareholder of record” who may vote at the Meeting, and we are sending these proxy materials directly to you. As the Shareholder of record, you have the right to direct the voting of your shares by returning the enclosed proxy card to us or to vote in person at the Meeting. Whether or not you plan to attend the Meeting, please complete, date and sign the enclosed proxy card to ensure that your vote is counted.

Beneficial Owner

If, on the Record Date, your shares were held in an account at a brokerage firm or at a bank or other nominee holder, you are considered the beneficial owner of shares held “in street name,” and these proxy materials are being forwarded to you by your broker or nominee who is considered the Shareholder of record for purposes of voting at the Meeting. As the beneficial owner, you have the right to direct your broker on how to vote your shares and to attend the Meeting. However, since you are not the Shareholder of record, you may not vote these shares in person at the Meeting unless you receive a valid proxy from your brokerage firm, bank or other nominee holder. To obtain a valid proxy, you must make a special request of your brokerage firm, bank or other nominee holder. If you do not make this request, you can still vote by using the voting instruction card enclosed with this proxy statement; however, you will not be able to vote in person at the Meeting.

How do I vote?

If you were a Shareholder of record of the Company’s Ordinary Shares on the Record Date, you may vote in person at the Meeting or by submitting a proxy. Each Ordinary Share that you own in your name entitles you to one vote, in each case, on the applicable proposals.

(1) You may submit your proxy by mail. You may submit your proxy by mail by completing, signing and dating your proxy card and returning it in the enclosed, postage-paid and addressed envelope. If we receive your proxy card prior to this Meeting and if you mark your voting instructions on the proxy card, your shares will be voted:

●	as you instruct, and

●	according to the best judgment of the proxies if a proposal comes up for a vote at this Meeting that is not on the proxy card.

We encourage you to examine your proxy card closely to make sure you are voting all of your shares in the Company.

If you return a signed card, but do not provide voting instructions, your shares will be voted:

●	FOR each nominee for director;

●	FOR the approval of the Transaction; and

●	FOR the approval to transact any other business as may properly come before the Meeting.

●	According to the best judgment of your proxy if a proposal comes up for a vote at the Meeting that is not on the proxy card.

(2) You may vote in person at the Meeting. We will pass out written ballots to any Shareholder of record who wants to vote at the Meeting.

If I plan on attending the Meeting, should I return my proxy card?

Yes. Whether or not you plan to attend the Meeting, after carefully reading and considering the information contained in this proxy statement, please complete and sign your proxy card. Then return the proxy card in the pre-addressed, postage-paid envelope provided herewith as soon as possible so your shares may be represented at the Meeting.

May I change my mind after I return my proxy?

Yes. You may revoke your proxy and change your vote at any time before the polls close at this Meeting. You may do this by:

●	sending a written notice to the Secretary of the Company at the Company’s executive offices stating that you would like to revoke your proxy of a particular date;

●	signing another proxy card with a later date and returning it to the Secretary before the polls close at this Meeting; or

●	attending this Meeting and voting in person.

What does it mean if I receive more than one proxy card?

You may have multiple accounts at the transfer agent and/or with brokerage firms. Please sign and return all proxy cards to ensure that all of your shares are voted.

What happens if I do not indicate how to vote my proxy?

Signed and dated proxies received by the Company without an indication of how the Shareholder desires to vote on a proposal will be voted in favor of each director and proposal presented to the Shareholders.

Will my shares be voted if I do not sign and return my proxy card?

If you do not sign and return your proxy card, your shares will not be voted unless you vote in person at this Meeting.

How many votes are required to elect the Director Nominees as directors of the Company?

The election of each nominee for director requires the affirmative vote of a majority of the shares of Ordinary Shares represented in person or by proxy and entitled to vote in the election of directors at the Meeting.

How many votes are required to approve an ordinary resolution to approve the Transaction?

The ordinary resolution to approve the Transaction requires the affirmative vote of a simple majority of the votes cast at the Meeting by the holders of Shares entitled to vote.

How many votes are required to approve an ordinary resolution to approve to transact any other business as may properly come before the Meeting?

The ordinary resolution to approve to transact any other business as may properly come before the Meeting requires the affirmative vote of a simple majority of the votes cast at the Meeting by the holders of Shares entitled to vote.

Is my vote kept confidential?

Proxies, ballots and voting tabulations identifying Shareholders are kept confidential and will not be disclosed, except as may be necessary to meet legal requirements.

Where do I find the voting results of this Meeting?

We will announce voting results at this Meeting and also file a Current Report on Form 6-K with the Securities and Exchange Commission (the “SEC”) reporting the voting results.

Who can help answer my questions?

You can contact Jack Li via email ir@fjxfl.com or by sending a letter to the offices of the Company at No. 11, Dongjiao East Road, Shunchang County, Nanping, Fujian, People’s Republic of China with any questions about proposals described in this proxy statement or how to execute your vote.

PROPOSAL NO. 1

ELECTION OF DIRECTORS

The nominees listed below (the “Director Nominees”) have been nominated by the Nominating and Corporate Governance Committee and approved by our Board to stand for election as directors of the Company. Unless such authority is withheld, proxies will be voted for the -election of the persons named below, each of whom has been designated as a nominee. If, for any reason not presently known, any person is not available to serve as a director, another person who may be nominated will be voted for in the discretion of the proxies.

Unless you indicate otherwise, shares represented by executed proxies in the form enclosed will be voted for the election of each nominee unless any such nominee shall be unavailable, in which case such shares will be voted for a substitute nominee designated by the Board.

Director Nominees

The Director Nominees recommended by the Board are as follows:

Name	Age	Position with the Company
Xuezhu Wang	39	Chairman and Chief Executive Officer
Sophie Ye Tao	45	Director and Chief Financial Officer
David Sean Lu	30	Director
Alex Lightman	62	Director
John Levy	68	Director

Information Regarding the Company’s Directors and Nominees

Mr. Xuezhu Wang, has been our Chief Executive Officer since August 28, 2018, and Executive Director since February 9, 2018. He has been the Chief Executive Officer of Fujian Happiness, our Chinese subsidiary since 2015. As the CEO of Fujian Happiness, he was responsible for procurement and formulating a cost-effective strategy for purchasing goods and services. Mr. Xuezhu Wang studied the courses of Executive MBA in Peking University in 2013 and obtained an MBA degree from University of Wales in 2015. Mr. Xuezhu Wang received his college degree from Minjiang University in 2006.

Ms. Sophie Ye Tao, has served as our director and Chief Financial Officer since January 16, 2023. Ms. Tao has been an active investor and advisor in private equity and public equity markets in China and the US since 2007. From January 2021 to December 2022, Sophie Ye Tao was the President and Chief Executive Officer of SPK Acquisition Corp (NASDAQ: SPK), a special purpose acquisition company. From 2016 to 2021, Ms. Tao was a partner at Hanfor Capital Management, a China-based private equity firm and focused on investments in the TMT and consumer industries. She was a co-founder and partner at Ray Shi Capital Group from 2010 to 2015, a US registered investment adviser focusing on equity investments in Chinese companies listed in Hong Kong and the U.S. Ms. Tao was the senior investment manager for Greater China at Vision Capital Advisors in New York City from 2007 to 2010. Previously, Ms. Tao worked at Banc of America Securities LLC in New York City in its equity capital markets group between 2005 and 2007, where she originated and executed convertible bond and other equity–linked issuances. She also worked at NERA Economic Consulting in its Chicago and New York City offices between 2003 and 2005 where she helped provide economics and econometrics analysis and recommendations to multi-national corporations involved in antitrust and securities litigations. Before that, Ms. Tao worked as a policy consultant at the Organization for Economic Cooperation and Development in Paris from 2001 to 2002, where she helped advise countries on their economic and regulatory reform policies. Ms. Tao graduated from the Woodrow Wilson School of Public and International Affairs at Princeton University in 2003 with a Master of Public Affairs degree concentrating in economics and advanced quantitative analysis. She also graduated from the University of International Business & Economics in Beijing with a Bachelor of Laws degree in 2000.

Mr. David Sean Lu, joined our board on October 30, 2022. Mr. David Sean Lu has served as an advisor of Opulous USA LLC since January 2021. Mr. Lu has been the chief strategy officer of OMNYS Pte. Ltd. since April 2020. From July 2016 to July 2021, Mr. Lu was the Partner of Hamilton Pro Management Inc. From April 2018 to October 2020, Mr. Lu was a managing partner at New York- based LYJ Vernon Blvd LLC. From March 2018 to June 2018, Mr. Lu was a partner at Australian blockchain company Block Capital Pte. Ltd. From August 2017 to December 2017, Mr. Lu served as a listing agent for New York City-based apartment rental company Roomeze LLC. Mr. Lu obtained a Bachelor of Business Administration in Finance and Economics from the Pace University Lubin School of Business in December, 2016.

Mr. Alex Lightman, has served as our independent director since December 15, 2022. Mr. Lightman is an award winning writer, entrepreneur, board member, inventor, and advisor to governments, corporations, and NGOs. Mr. Lightman was the recipient of the first Economist magazine Reader’s Award for “the innovation that will most radically change the world in the 2010s” on behalf of 4G wireless broadband. From August 2021 to March 2022, Mr. Lightman served as a director of the board of Tingo, Inc. (OTC Markets: TMNA). Mr. Lightman is the founder of Keemoji Inc. and served as chief executive officer of Keemoji Inc. from 2017 to 2022. Mr. Lightman earned his bachelor’s degree in enterprise engineering from the Massachusetts Institute of Technology in 1982 and attended Harvard University with a major in business management from 1982 to 1983.

Mr. John F. Levy, has served as our independent director since October 2019. Mr. Levy currently serves as has served as the chief executive officer and principal consultant for Board Advisory since May 2005. He also served as the chief executive officer of Sticky Fingers Restaurants, LLC from 2019 to 2020. Mr. Levy is a recognized corporate governance and financial reporting expert with over 40 years of progressive financial, accounting and business experience; including nine years in public accounting with three national accounting firms and having served as chief financial officer of both public and private companies for over 13 years. Mr. Levy has served on the board of directors and audit committee chair of Shengfeng Development Ltd. since March 2023. Mr. Levy served on the board of directors of Applied Minerals, Inc. from January 2008 to August 2022, Washington Prime Group, Inc. from June 2016 to October 2021, Singularity Future Technology Limited from November 2021 to February 2023, Takung Art Co., Ltd. from March 2016 to June 2019, China Commercial Credit, Inc. from August 2013 to December 2016, Applied Energetics, Inc. from June 2009 to February 2016 as well as several other publicly held companies prior to 2016. Mr. Levy is a frequent lecturer and has written several articles and courses on accounting, finance business and governance. Mr. Levy is a Certified Public Accountant. Mr. Levy is a graduate of the Wharton School of Business at the University of Pennsylvania, and received his MBA from St. Joseph’s University in Philadelphia, Pennsylvania.

Vote Required and Board Recommendation

If a quorum is present, the affirmative vote of a simple majority of the votes of the holders of Ordinary Shares present in person or represented by proxy and entitled to vote at the Meeting will be required to elect all of the Director Nominees.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” PROPOSAL, THE ELECTION TO THE BOARD OF DIRECTORS OF ALL OF THE NOMINEES

PROPOSAL NO. 2

APPROVAL OF THE TRANSACTION

Summary of the Proposed Transaction

Happiness (Nanping) Biotech Co., Limited, a PRC company, an indirect wholly-owned subsidiary of the Company (“Happiness Nanping” or the “Seller”) owns 100% of the issued shares in Fujian Happiness Biotech Co., Limited, a PRC company (“Fujian Happiness” or the “Target”) and Fujian Happiness owns 100% of the equity interest of Shunchang Happiness Nutraceutical Co., Ltd., 100% of the equity interests of Fuji an Shennong Jiagu Development Co., Ltd., and 100% of equity interest of Fuzhou Hekangyuan Trading Co., Ltd.

Pursuant to the terms and conditions set forth in a securities purchase agreement entered into by and among the Company, the Seller, the Target, and Fujian Hengda Beverage Co., Ltd, a PRC company (the “Purchaser”), which attached hereto as Annex A (the “SPA”), the Seller will sell 100% equity interest of the Target to the Purchaser in exchange for cash consideration of RMB 78 million (approximately $11.3 million, the “Consideration”) (the “Transaction”).

In connection with the proposed Transaction, the Company engaged Primary Capital LLC (“Primary Capital”) to render a written fairness opinion (the “Transaction Fairness Opinion”) to its board of directors to the effect that, as of the date of such opinion, the Consideration Happiness Nanping would receive for the sale of the Target is fair to the shareholder of Happiness Nanping, therefore, is fair to the public shareholders of the Company, from a financial point of view.

Reasons for the Transaction

The Company’s dietary supplements business has experienced significant hurdles due to the impacts of COVID-19 in China and the management recommends divesting this underperforming line of business of the Company.

Our dietary supplements business has faced significant financial challenges since the outbreak of COVID-19 in 2020. The impact of the pandemic has resulted in substantial financial losses for this segment, posing a serious threat to the overall stability and growth of our company. Recognizing the urgency of the situation, the management believe it is crucial to take immediate action and halt these financial losses while the opportunity remains. Therefore, the Company has made the strategic decision to transition its focus towards new sectors. This move will enable the Company to pivot its resources, expertise, and capital into promising areas that hold greater potential for sustainable growth and profitability.

Reports, Opinions and Appraisals

The Company engaged Primary Capital to render an opinion as to whether the Consideration to be received by Happiness Nanping is fair to the Company’s shareholders from a financial point of view. The Company decided to engage Primary Capital as it has substantial experience in similar matters. Primary Capital rendered its written opinion to the Company’s board of directors that the Consideration to be received by Happiness Nanping was fair to the Company’s shareholders from a financial point of view.

The Company paid an aggregate cash fee of $106,275 to Primary Capital for its opinion and has obtained consent from Primary Capital for the use of its fairness opinions in this proxy statement.

Primary Capital’s opinion was provided to the Company’s directors for their assessment of the Transaction and only addressed the fairness to the Company’s shareholders, from a financial point of view, of Consideration to be received by Happiness Nanping pursuant to the SPA as of the date of the opinion and did not address any other aspects or implications of the sale of the Target.

The summary of Primary Capital’s opinion below is qualified in its entirety by reference to the full text of the written opinion, which is included as Annex B to this proxy statement. This summary also describes the procedures, assumptions, qualifications and limitations, and other matters considered by Primary Capital in preparing its opinion. However, neither Primary Capital’s written opinion nor the summary of its opinion set forth in this proxy statement purports to be, or constitutes advice or recommendations to, any shareholder as to how such shareholder should act or vote with respect to the Transaction proposal.

In arriving at its opinion, Primary Capital had discussions with the management of the Company, conducted the procedures as described in opinion and relied on information obtained from general procedures. Among other things:

1.	Primary Capital reviewed the following documents and discussed the information referred to below, the background and other elements of the Transaction with the management of the Company:

	a.	The SPA date April 10, 2023

	b.	unaudited financial statements of the Target for each of the four years ended March 31, 2020, 2021, 2022 and 2023;

	c.	SEC filings and certain other publicly available information pertaining to the Company, the Target and Happiness Nanping; and

	d.	certain non-publicly available information regarding the Target, including financial projections prepared by management of the Company, Happiness Nanping and the Target and provided to Primary Capital by the Company’s management;

2.	Primary Capital discussed the historical financial performance and financial projections of the Target with a representative of the Company;

3.	Primary Capital reviewed and analyzed certain publicly available information and stock market data of selected public companies which it believed to be relevant to its analysis;

4.	Primary Capital reviewed and analyzed certain publicly available information regarding the terms of selected historical merger and acquisition transactions which it believed to be relevant to its analysis;

5.	Primary Capital evaluated the implied enterprise and equity value of the Target that resulted from the various methods of financial analysis it conducted; and

6.	Primary Capital conducted such other financial studies, analyses and investigations it has deemed appropriate based on our other transactional experience as well as its experience in securities valuations.

Primary Capital has with the Company’s knowledge and permission assumed and relied upon, without independent verification, the accuracy and completeness of the financial and other information supplied or otherwise made available to them (including information that is available from generally recognized public sources) for purposes of the Transaction Fairness Opinion, and have further relied upon the assurances of the management of the Company that information furnished by them for purposes of our analysis does not contain any material omissions or misstatements of material fact. With respect to the financial forecasts regarding the Target (i) prepared by management of Happiness Nanping, or (ii) prepared by the Target’s management and supplied to Primary Capital by the Company, Happiness Nanping and the Target, as applicable, Primary Capital has assumed, with the Company’s knowledge and permission, that they were reasonably prepared on the basis of reflecting the best currently available estimates and judgments of the management of the Company, the Target and Happiness Nanping, as applicable, as to the future operating and financial performance of the Target and that they provided a reasonable basis upon which Primary Capital could form their opinion. Such forecasts and projections were not prepared with the expectation of public disclosure. All such projected financial information is based on numerous variables and assumptions that are inherently uncertain, including, without limitation, factors related to general economic and competitive conditions.

Primary Capital has assumed with the Company’s knowledge and permission that, in all respects material to their analysis, the Transaction will be consummated in accordance with the terms of the SPA, without any waiver, modification or amendment of any term, condition or agreement that would be material to their analysis. Primary Capital also has assumed with the Company’s knowledge and permission that all material governmental, regulatory or other approvals and consents required in connection with the consummation of the Transaction will be obtained and that in connection with obtaining any necessary governmental, regulatory or other approvals and consents, no restrictions, terms or conditions will be imposed that would be material to their analysis.

UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION

On April 10, 2023, Paranovus Entertainment Technology Ltd. (formerly known as Happiness Development Group Limited, the “Company”), Happiness (Nanping) Biotech Co., Limited, the Company’s indirect wholly owned subsidiary (the “Seller”), Fujian Happiness Biotech Co., Limited (“Fujian Happiness”) and Fujian Hengda Beverage Co., Ltd, a PRC company which is not affiliate of the Company or any of its directors or officers (the “Purchaser”) entered into certain share purchase agreement (the “Disposition SPA”). Pursuant to the Disposition SPA, the Purchaser agreed to purchase the Fujian Happiness in exchange for cash consideration of RMB 78 million (approximately $11.3 million, the “Purchase Price”). Upon the closing of the transaction contemplated by the Disposition SPA, the Buyer will become the sole shareholder of Fujian Happiness and as a result, assume all assets and liabilities of Fujian Happiness and subsidiaries owned or controlled by Fujian Happiness. We refer to the foregoing transactions contemplated by the share purchase agreement collectively as the “Transaction.”

The unaudited pro forma condensed combined financial information is prepared in accordance with Article 11 of Regulation S-X, using the assumptions set forth in the notes to the unaudited pro forma condensed combined financial statements. The unaudited pro forma condensed combined financial statements presented below are derived from the historical financial statements of the Company and Fujian Happiness, adjusted to give effect to the Transaction. The unaudited pro forma condensed combined financial statements should be read in conjunction with the accompanying notes and the respective historical financial information from which it was derived, including:

The historical financial statements and the accompanying notes of the Company as of and for the six months ended September 30, 2022, included in the Company’s Report on Form 6-K for the six months ended September 30, 2022 filed with the SEC on January 10, 2023.

●	The historical financial statements and the accompanying notes of the Company as of and for the year ended March 31, 2022, included in the Company’s Annual Report on Form 20-F for the year ended March 31, 2022 filed with the SEC on August 15, 2022.

●	The historical financial statements and the accompanying notes of Fujian Happiness as of and for the six months ended September 30, 2022, and for the year ended March 31, 2022, included elsewhere in this proxy statement.

The unaudited pro forma condensed combined balance sheet as of September 30, 2022 gives effect to the Transaction as if it had occurred on September 30, 2022. The unaudited pro forma condensed combined statements of operations for the six months ended September 30, 2022 and for the year ended March 31, 2022 gives effect to the Transaction as if it had occurred on April 1, 2021 and carried forward through the eighteen months ended September 30, 2022.

The pro forma adjustments are preliminary and have been made solely for informational purposes. The pro forma condensed combined financial statements are not intended to represent and does not purport to be indicative of what the combined financial condition or results of operations of the Company and Fujian Happiness would have been had the Transaction been completed on the applicable dates. In addition, the pro forma financial statements do not purport to project the future financial condition and results of operations of the Company or Fujian Happiness. In the opinion of management, all necessary adjustments to the unaudited pro forma condensed combined financial statements have been made.

PRO FORMA COMBINED BALANCE SHEET

AS OF SEPTEMBER 30, 2022

(UNAUDITED)

	(A) The Company	(B) Fujian Happiness	Pro Forma Adjustments	Note	Pro Forma balance sheet
Assets	(Unaudited)	(Unaudited)
Current assets
Cash and cash equivalents	11,252,396	10,550,240	-		702,156
Accounts receivable	24,754,419	20,892,345	-		3,862,074
Inventories	1,626,960	617,059	-		1,009,901
Prepaid expenses and other current assets	7,868,198	3,796,644	30,890,886	(a)/ (b)	34,962,440
Total current assets	45,501,973	35,856,288	30,890,886		40,536,571
Property, plant and equipment, net	9,345,652	8,923,747	-		421,905
Intangible, net	8,294,643	8,289,859	-		4,784
Goodwill	8,865,954	8,865,954	-		-
Deferred tax assets	654,262	118,983	-		535,279
Prepaid assets	3,303,216	3,258,772	-		44,444
Total Assets	75,965,700	65,313,603	30,890,886		41,542,983

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable	18,423,109	17,018,815	-		1,404,294
Other payables and accrued liabilities	1,733,273	19,148,837	19,590,886	(a)	2,175,322
Income tax payable	334,530	324,084	-		10,446
Short-term bank borrowings	2,147,948	2,028,226	-		119,722
Total current liabilities	22,638,860	38,519,962	19,590,886		3,709,784
Deferred tax liabilities	1,774,698	1,774,698			-
Total liabilities	24,413,558	40,294,660	19,590,886		3,709,784

COMMITMENTS AND CONTINGENCIES SHAREHOLDERS’ EQUITY
Class A Ordinary shares, $0.01 par value, 350,000,000 shares authorized, 67,004,583and 30,481,580 shares issued and outstanding, respectively	33,502	5,832,347	5,832,347	(b)	33,502
Class B Ordinary shares, $0.01 par value, 100,000,000 shares authorized, 12,095,100 and 0 shares issued and outstanding, respectively	6,048	-	-		6,048
Additional paid-in capital	53,871,226	1,067,856	(3,627,567)	(b)	49,175,803
Statutory surplus reserve	7,622,765	7,622,765			-
Retained earnings	(7,084,172)	14,101,208	9,095,220	(b)	(12,090,160)
Accumulated other comprehensive income (loss)	(380,257)	(8,766,297)	-		8,386,040
Total	54,069,112	19,857,879	11,300,000		45,511,233
Non-controlling interest	(2,516,970)	5,161,064	-		(7,678,034)
Total shareholders’ equity	51,552,142	25,018,943	-		37,833,199

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	75,965,700	65,313,603	30,890,886		41,542,983

PRO FORMA COMBINED STATEMENT OF OPERATIONS

SIX MONTHS ENDED SEPTEMBER 30, 2022

(UNAUDITED)

	(A) The Company	(B) Fujian Happiness	Pro Forma Adjustments	Note	Pro Forma statement of operations

Revenues	52,990,008	28,553,247	-		24,436,761
Cost of revenues	(50,460,142)	(26,715,580)	-		(23,744,562)
Gross profit	2,529,866	1,837,667	-		692,199

Operating expenses:
Selling and marketing	17,822,898	16,197,402	-		1,625,496
General and administrative	3,897,392	2,775,662	-		1,121,730
Research and development	402,544	402,544	-		-
Gain on disposal of subsidiaries	(67,501)	-	(9,095,220)	(b)	(9,162,721)
Total operating expenses	22,055,333	19,375,608	(9,095,220)		(6,415,495)

Operating loss	(19,525,467)	(17,537,941)	(9,095,220)		7,107,694

Other income (expenses):
Interest income	16,832	16,036	-		796
Interest expense	(35,054)	(32,234)	-		(2,820)
Other income, net	(298,566)	6,204	-		(304,770)
Total other income (expenses), net	(316,788)	(9,994)	-		(306,794)

(Loss)/ Income before income taxes	(19,842,255)	(17,547,935)	-		6,800,900

Income tax provision	(2,896,428)	(3,239,920)	-		343,492

Net loss	(22,738,683	(20,787,855)	(9,095,220)		7,144,392
Less: Non-controlling interests	3,369,230	2,842,954	-		526,276
Net (loss)/ income attribute to the Company	(19,369,453)	(17,944,901)	(9,095,220)		7,670,668

Basic and diluted earnings per ordinary share
Basic and diluted	(0.48)				0.19
Weighted average number of ordinary shares outstanding
Basic and diluted	40,485,912				40,485,912

PRO FORMA COMBINED BALANCE SHEET

AS OF MARCH 31, 2022

	(A) The Company	(B) Fujian Happiness	Pro Forma Adjustments	Note	Pro Forma balance sheet
Assets	(Audited)	(Unaudited)
Current assets
Cash and cash equivalents	19,733,631	19,138,008	-		595,623
Accounts receivable	27,447,907	18,814,940	-		8,632,967
Inventories	1,389,561	1,023,498	-		366,063
Notes receivable	89,332	89,332.00	-		-
Prepaid expenses and other current assets	7,909,233	3,271,499	35,498,827	(a)/ (b)	40,136,561
Total current assets	56,569,664	42,337,277	35,498,827		49,731,214
Property, plant and equipment, net	11,246,815	10,896,774	-		350,041
Intangible, net	10,101,405	10,093,790	-		7,615
Goodwill	10,084,201	9,915,646	-		168,555
Deferred tax assets	3,796,492	3,565,374	-		231,118
Prepaid assets	5,627,099	5,273,282	-		353,817
Total Assets	97,425,676	82,082,143	35,498,827		50,842,360

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable	12,155,733	4,618,559	-		7,537,174
Other payables and accrued liabilities	3,469,768	24,479,082	24,198,827	(a)	3,189,513
Income tax payable	37,225	4,589	-		32,636
Short-term bank borrowings	2,268,360	2,268,360	-		-
Total current liabilities	17,931,086	31,370,590	24,198,827		10,759,323
Deferred tax liabilities	2,079,986	2,079,986	-		-
Total liabilities	20,011,072	33,450,576	24,198,827		10,759,323

COMMITMENTS AND CONTINGENCIES SHAREHOLDERS’ EQUITY
Class A Ordinary shares, $0.01 par value, 350,000,000 shares authorized, 67,004,583and 30,481,580 shares issued and outstanding, respectively	33,502	6,328,157	6,328,157	(b)	33,502
Class B Ordinary shares, $0.01 par value, 100,000,000 shares authorized, 12,095,100 and 0 shares issued and outstanding, respectively	6,048	-	-		6,048
Additional paid-in capital	53,871,226	1,170,771	(4,123,377)	(b)	48,577,078
Statutory surplus reserve	7,622,765	7,622,765	-		-
Retained earnings	12,285,281	40,319,497	9,095,220	(b)	(18,938,996)
Accumulated other comprehensive income (loss)	4,306,536	(10,770,052)	-		15,076,588
Total	78,125,358	44,671,138	11,300,000		44,754,220
Non-controlling interest	(710,754)	3,960,429	-		(4,671,183)
Total shareholders’ equity	77,414,604	48,631,567	11,300,000		40,083,037

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	97,425,676	82,082,143	35,498,827		50,842,360

PRO FORMA COMBINED STATEMENT OF OPERATIONS

YEAR ENDED MARCH 31, 2022

(UNAUDITED)

	(A) The Company	(B) Fujian Happiness	Pro Forma Adjustments	Note	Pro Forma statement of operations

Revenues	89,488,658	30,323,831	-		59,164,827
Cost of revenues	(85,777,192)	(30,620,783)	-		(55,156,409)
Gross profit	3,711,466	(296,952)	-		4,008,418

Operating expenses:
Selling and marketing	40,476,616	27,377,894	-		13,098,722
General and administrative	19,436,557	5,341,076	-		14,095,481
Research and development	1,684,089	1,684,089	-		-
Gain on disposal of subsidiaries	-	-	(9,095,220)	(b)	(9,095,220)
Total operating expenses	61,597,262	34,403,059	(9,095,220)		18,098,983)

Operating loss	(57,885,796)	(34,700,011)	(9,095,220)		(14,090,565)

Other income (expenses):
Interest income	108,395	102,316	-		6,079
Interest expense	(85,993)	(85,742)	-		(251)
Other income, net	117,086	49,702	-		67,384
Total other income (expenses), net	139,488	66,276	-		73,212

(Loss)/ Income before income taxes	(57,746,308)	(34,633,735)	-		(14,017,353)

Income tax provision	3,726,227	3,505,374	-		220,853

Net loss	(54,020,081)	(31,128,361)	(9,095,220)		(13,796,500)
Less: Non-controlling interests	4,829,471	3,216,442	-		1,613,029
Net (loss)/ income attribute to the Company	(49,190,610)	(27,911,919)	(9,095,220)		(12,183,471)

Basic and diluted earnings per ordinary share
Basic and diluted	(1.22)				(0.30)
Weighted average number of ordinary shares outstanding
Basic and diluted	40,485,912				40,485,912

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

The above-mentioned unaudited pro forma condensed combined financial information describes the pro forma effect of our disposition of Fujian Happiness as of September 30, 2022 and our statement of operations for the six months ended September 30, 2022 and for the year ended March 31, 2022.

(1)	DISPOSITION OF FUJIAN HAPPINESS AND ESTIMATED TRANSACTION PRICE CONSIDERATION

The Company will transfer 100% of equity interest of Fujian Happiness to the Purchaser for cash consideration of RMB 78 million (approximately $11.3 million).

(2)	PRO FORMA ADJUSTMENTS

(A)	Derived from the consolidated balance sheet of the Company as of September 30, 2022 and March 31, 2022 and comprehensive income of six months ended September 30, 2022 and year ended March 31, 2022.

(B)	Derived from the consolidated balance sheet of Fujian Happiness as of September 30, 2022 and March 31, 2022 and comprehensive income of six months ended September 30, 2022 and year ended March 31, 2022.

(a)	Represents the recovery of elimination between the Company and Fujian Happiness during the six months ended September 30, 2022 and year ended March 31, 2022.

(b)	Represents the gain generated from the disposition transaction.

(3)	FUJIAN HAPPINESS FINANCIAL INFORMATION (DISPOSITION BUSINESS)

	As of September 30,	As of March 31,	As of March 31,
	2022	2022	2021
ASSETS
Current assets
Cash and cash equivalents	$10,550,240	$19,138,008	$31,699,361
Accounts receivable	20,892,345	18,814,940	25,973,661
Notes receivable	-	89,332	-
Inventories	617,059	1,023,498	1,785,379
Prepaid expenses and other current assets	3,796,644	3,271,499	15,083,365
Total current assets	35,856,288	42,337,277	74,541,766

Property, plant and equipment, net	8,923,747	10,896,774	11,567,639
Intangible assets, net	8,289,859	10,093,790	1,829,496
Goodwill	8,865,954	9,915,646	-
Deferred tax assets	118,983	3,565,374	-
Prepaid assets	3,258,772	5,273,282	5,664,678
TOTAL ASSETS	$65,313,603	$82,082,143	$93,603,579

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable	$17,018,815	$4,618,559	$1,528,237
Other payables and accrued liabilities	19,148,837	24,479,082	6,169,743
Income tax payable	324,084	4,589	402,549
Short-term bank borrowings	2,028,226	2,268,360	2,237,000
Total current liabilities	38,519,962	31,370,590	10,337,529
Deferred tax liability	1,774,698	2,079,986	-
TOTAL LIABILITIES	40,294,660	33,450,576	10,337,529

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS’ EQUITY
Paid-in capital	5,832,347	6,328,157	5,540,532
Additional paid-in capital	1,067,856	1,170,771	1,876,323
Statutory surplus reserve	7,622,765	7,622,765	7,622,765
Retained earnings	14,101,208	40,319,497	68,231,416
Accumulated other comprehensive income (loss)	(8,766,297)	(10,770,052)	(45,658)
Total Fujian Happiness’s shareholders’ equity	19,857,879	44,671,138	83,225,378

Non-controlling interests	5,161,064	3,960,429	40,672

Total shareholders’ equity	25,018,943	48,631,567	83,266,050

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$65,313,603	$82,082,143	$93,603,579

	For the years ended March 31,		For the six months ended September 30,
	2022	2021	2022
Revenues	$30,323,831	$45,389,702	$28,553,247
Cost of revenues	(30,620,783)	(28,518,870)	(26,715,580)
Gross profit	(296,952)	16,870,832	1,837,667

Operating expenses:
Selling and marketing	27,377,894	8,146,796	16,197,402
General and administrative	5,341,076	2,055,626	2,775,662
Research and development	1,684,089	1,660,100	402,544
Total operating expenses	34,403,059	11,862,522	19,375,608

Operating (loss) income	(34,700,011)	5,008,310	(17,537,941)

Other income (expenses):
Interest income	102,316	130,811	16,036
Interest expense	(85,742)	(111,790)	(32,234)
Other income, net	49,702	462,756	6,204
Total other income, net	66,276	481,777	(9,994)

(Loss) Income before income taxes	(34,633,735)	5,490,087	(17,547,935)

Income tax benefit (provision)	3,505,374	(954,082)	(3,239,920)

Net (loss) income	$(31,128,361)	$4,536,005	$(20,787,855)
Net loss attributable to non-controlling interests	3,216,442	(1,805)	2,842,954
Net (loss) income attributable to Fujian Happiness	(27,911,919)	4,534,200	(17,944,901)

Founded in 2004, Fujian Happiness has been engaged in development, manufacturing and sales of nutraceutical and dietary supplements products in China. Fujian Happiness has several subsidiaries in PRC and its operating subsidiaries are set out below:

Name of Entity	Date of Incorporation	Place of Incorporation	Registered Capital		% of Ownership	Principal Activities

Fujian Happiness Biotech Co., Ltd (“Fujian Happiness”)	November 19, 2004	PRC	RMB	100,000,000	100% by Nanping Happiness	Research, development, production and selling of nutraceutical and dietary supplements
Fujian Happiness comes Medical Equipment Manufacturing Co., Ltd.	April 15, 2020	PRC	RMB	10,000,000	51% by Fujian Happiness	Selling of medical equipment
Shunchang Happiness comes Health Products Co., Ltd.	May 19, 1998	PRC	RMB	2,000,000	100% by Fujian Happiness	Research, development, production and selling of edible fungi
Fujian Shennongjiagu Development Co., Ltd.(“Shennong”)	December 10, 2012	PRC	RMB	51,110,000	70% by Fujian Happiness	Advertising service, online sales, food sales, data service, information consulting service
Fuzhou Hekangyuan Trading Co., Ltd. (“Hekangyuan”)	October 13, 2017	PRC	RMB	10,000,000	100% by Fujian Happiness	Advertising service, online sales, food sales, commodity sales, information consulting service

Effect on the Company if the Transaction is Not Completed

If the Transaction is not approved by the shareholders or if the Transaction is not completed for any other reason, our management expects that the business will be operated as how it is currently being operated until we pursue another strategic alternative, and that our shareholders will continue to be subject to the same risks and opportunities to which they are currently subject.

Interests of Directors and Executive Officers in the Proposed Transaction

The Company’s directors and executive officers do not presently have any interest in the proposal that is not shared by the shareholders of the Company.

The Securities Purchase Agreement

The following is a summary of the material terms and conditions of the SPA, which is attached as Annex A to this proxy statement and is incorporated by reference herein. This summary does not purport to be complete and may not contain all of the information about the disposition agreement that is important to you. You are encouraged to read the SPA in its entirety because it is the legal document that governs the matters discussed in the summary below.

The Disposition

At the closing and subject to and upon the terms and conditions of the SPA, Happiness Nanping will sell, transfer, convey, assign and deliver to the Purchaser, and the Purchaser will purchase, acquire and accept from Happiness Nanping, all of the equity ownership and all relevant rights and interests of Fujian Happiness (which we refer to as the equity interests), free and clear of all liens. In exchange for the equity interests, the Purchaser agreed to pay RMB 78 million (approximately $11.30 million).

Representations and Warranties

The SPA contains certain customary representations and warranties made by the Purchaser, the Seller, and the Target. These representations and warranties include, among other things:

(i)	The Purchaser and Seller have all requisite power and authority to execute and deliver the SPA;

(ii)	Due organization and good standing of the Target, Shunchang Happiness Nutraceutical Co., Ltd., Fujian Shennong Jiagu Development Co., Ltd. and Fuzhou Hekangyuan Trading Co.;

(iii)	The execution, delivery and performance of the SPA will not require the consent of any governmental authority.

Closing Conditions

The obligation of each of the Purchaser, the Seller, and the Target to complete the Transaction is subject to the fulfillment (or waiver, to the extent permissible under applicable law) of certain customary closing conditions, including:

(i)	The Payment of the Consideration to the Seller by wire transfer or by check to the Seller in RMB, HK dollars or USD to a bank account designed by Seller;

(ii)	The approval of a majority of the Company’s shareholders;

(iii)	The receipt of a fairness opinion from Primary Capital; and

(iv)	The transfer of the equity interest of the Target to the Purchaser.

Amendment and Termination

The SPA may only be amended, supplemented or modified only by execution of a written instrument signed by the Purchaser and the Seller.

The SPA may be terminated and the transactions contemplated hereby may be abandoned at any time prior to the closing as follows:

(i)	by mutual written consent of the Purchaser and the Seller; or

(ii)	by written notice by either the Purchaser or the Seller if a governmental authority of competent jurisdiction shall have issued an order or taken any other action permanently restraining, enjoining or otherwise prohibiting the transactions contemplated by the SPA, and such order or other action has become final and non-appealable; provided, however, that the right to terminate the SPA under such circumstance shall not be available to a party if the failure by such party or its affiliates to comply with any provision of the SPA has been a substantial cause of, or substantially resulted in, such action by such governmental authority.

Governing Law

The execution, validity, interpretation, performance, implementation and dispute resolution of the SPA is governed by and construed in accordance with the laws of New York.

Vote Required

Proposal No. 3 will be approved if the affirmative of a simple majority of the total votes properly cast in person or by proxy at the Meeting by the holders of Ordinary Shares entitled to vote at the Meeting vote “FOR” the proposal. Abstentions and broker non-votes will have no effect on the result of the vote.

Recommendation of the Board

The Board unanimously recommends that you vote all of your shares “FOR” the approval of the Transaction as described in this Proposal No. 2.

OTHER MATTERS

The Board of Directors is not aware of any other matters to be submitted to the Meeting. If any other matters properly come before the Meeting, it is the intention of the persons named in the enclosed form of proxy to vote the shares they represent as the Board of Directors may recommend.

By order of the Board of Directors

May 23, 2023	/s/ Xuezhu Wang
Xuezhu Wang
Chairman of the Board of Directors

Annex A – The SPA

SHARE PURCHASE AGREEMENT

股份购买协议

This Share Purchase Agreement (this “Agreement”) is made and entered into as of April 10, 2023 by and among (i) Fujian Hengda Beverage Co., Ltd , a PRC company (the “Purchaser”), (ii) Fujian Happiness Biotech Co., Limited, a PRC company (the “Company”), (iii) Happiness (Nanping) Biotech Co., Limited, a PRC company (“Happiness Nanping” or the “Seller”) and (iv) Paranovus Entertainment Technology Ltd., a Cayman Islands exempt limited company (“PubCo”). The Purchaser, the Company, the Seller and the PubCo are sometimes referred to herein individually as a “Party” and, collectively, as the “Parties”.

本协议签订于2023年4月10日，签署方分别是：(i)福建恒大饮料有限公司，一家 中国公司（以下简称“买方”），(ii) Fujian Happiness Biotech Co., Limited，一家中国公司（以下简称“公司”），(iii) Happiness (Nanping) Biotech Co., Limited，一家中国公司 (以下简称“Happiness Nanping”或“卖方”), (iv) Paranovus Entertainment Technology Ltd., 一家开曼群岛有限公司(“上市公司”).。买方、公司、卖方、上市公司，分别为协议的“一方”，合称为“四方”。

RECITALS:

前提

WHEREAS, as at the date hereof, Happiness Nanping owns 100% of the issued shares in the Company, the Company owns 100% of the equity interest of Shunchang Happiness Nutraceutical Co., Ltd., 100% of the equity interests of Fujian Shennong Jiagu Development Co., Ltd., and 100% of equity interest of Fuzhou Hekangyuan Trading Co., Ltd.;

 鉴于，卖方拥有公司100%股份权益，公司拥有Shunchang Happiness Nutraceutical Co., Ltd. 100%股份权益，Fujian Shennong Jiagu Development Co., Ltd. 100%股份权益以及Fuzhou Hekangyuan Trading Co., Ltd. 100%股份权益；

WHEREAS, the PubCo is a listed company on the Nasdaq capital market and indirectly owns 100% equity interests of the Seller;

 鉴于，上市公司是在纳斯达克资本市场交易的公司，并间接持有卖方100%股份权益；

WHEREAS, the Seller desires to sell to the Purchaser, and the Purchaser desire to purchase from the Seller, all of the Purchased Shares (as hereinafter defined) in exchange for RMB 78 million (approximately $11.30 million) (the “Purchase Price”), subject to the terms and conditions set forth herein (the “Transaction”);

  鉴于，在本协议规定的条款和条件下，卖方希望向买方出售，而买方希望从卖方购买卖方所持有的公司100%的股份权益（如下文定义），以换取7800万人民币（约1130万美元）（“购买价格”）;

NOW, THEREFORE, in consideration of the premises set forth above, which are incorporated in this Agreement as if fully set forth below, and the representations, warranties, covenants and agreements contained in this Agreement, and intending to be legally bound hereby, the Parties hereto agree as follows:

现在，因此，考虑到上述前提（这些前提已纳入本协议，如同下文中的全部内容）以及本协议中的陈述、保证、契约和协议，在受法律约束的基础上，双方同意如下：

Annex A-1

ARTICLE I

第一条
THE SHARE PURCHASE

股份购买

1.1 Purchase and Sale of Shares. At the Closing (as hereinafter defined) and subject to and upon the terms and conditions of this Agreement, the Seller shall sell, transfer, convey, assign and deliver to the Purchaser, and the Purchaser shall purchase, acquire and accept from the Seller, 100% of the issued and outstanding shares of the Company (collectively, the “Purchased Shares”), free and clear of all Liens (other than potential restrictions on resale under applicable securities Laws).

1.1 股份的购买和销售。在交易结束时（定义见下文），根据本协议的条款和条件，卖方应向买方出售、转让、转移、转让和交付，买方应向卖方购买、获取和接受公司100%的股份（统称为 “被购买的股份”），不受所有留置权的影响（根据适用证券法对转售的潜在限制除外）。

1.2 Consideration. At the Closing and subject to and upon the terms and conditions of this Agreement, the Purchaser shall deliver to the Seller the Purchase Price.

1.2 交易对价。在交易结束时，根据本协议的条款和条件，买方向卖方交付购买价格。

ARTICLE II

第二条
CLOSING

交易完成

2.1 Closing. Subject to the satisfaction or waiver of the conditions set forth in Article III, the consummation of the transactions contemplated by this Agreement (the “Closing”) shall take place at the offices of Hunter Taubman Fischer & Li LLC, on the first (1st) Business Day after all the closing conditions to this Agreement have been satisfied or waived at 10:00 a.m. local time, or at such other date, time or place as the Purchaser and the Company may agree (the date and time at which the Closing is actually held being the “Closing Date”).

2.1 交易完成。在第三条规定的条件得到满足或豁免的前提下，本协议所设想的交易的完成（“成交”）应在本协议所有成交条件得到满足或豁免后的第一（1）个工作日上午10:00在翰博文律师事务所的办公室进行，或在买方和公司同意的其他日期、时间或地点（实际举行成交的日期和时间为 “成交日”）。

2.2 Corporate Documents. On the Closing Date, the Seller shall deliver or procure to be delivered to the Purchaser the following documents (where applicable) of each of the Company and its subsidiaries (collectively “Company Documents”): certificate of incorporation, common seal, rubber chop, business licenses, minutes book, register of directors, register of members, transfer and share certificate book, memorandum and articles of association and business registration certificate.

2.2 公司文件。在成交日，卖方应向买方交付或安排交付本公司及其各子公司的下列文件（如适用）（统称 “公司文件”）：公司注册证书、公章、橡胶印章、营业执照、会议记录簿、董事登记簿、股东名册、转让和股份证书簿、公司章程和商业登记证。

ARTICLE III

第三条
CLOSING CONDITIONS

交易完成的条件

3.1 Conditions to Each Party’s Obligations. The obligations of each Party to consummate the transactions described herein shall be subject to the satisfaction or written waiver (where permissible) by the Seller and the Purchaser of the following conditions:

3.1 各方义务的条件。各方完成本协议所述交易的义务应以卖方和买方满足或书面放弃（在允许的情况下）下列条件为前提。

(a) PubCo’s Shareholders Approval. As promptly as practicable after the date hereof, the the PubCo shall prepare and file with the SEC a shareholder meeting notice for a shareholder meeting of the PubCo’s shareholders (including any adjournments or postponements thereof) (the “PubCo’sShareholder Meeting”) seeking the approval of shareholders for the matters in connection with the transaction contemplated herein this Agreement.

(a) 上市公司股东批准。在本协议日期后，上市公司应尽快准备并向美国证券交易委员会提交股东大会通知上市公司股东大会（包括任何休会或延期）（“上市公司股东大会”）寻求股东批准与本协议拟议交易有关的事项。

Annex A-2

(b) Requisite Regulatory Approvals. All Consents required to be obtained from or made with any Governmental Authority in order to consummate the transactions contemplated by this Agreement shall have been obtained or made.

(b) 必要的监管批准。为了完成本协议所设想的交易，需要从任何政府机构获得或与之达成的所有同意应已获得或达成。

(c) No Law. No Governmental Authority shall have enacted, issued, promulgated, enforced or entered any Law (whether temporary, preliminary or permanent) or Order that is then in effect and which has the effect of making the transactions or agreements contemplated by this Agreement illegal or which otherwise prevents or prohibits consummation of the transactions contemplated by this Agreement.

(c) 没有法律阻碍。没有任何政府机构制定、发布、颁布、执行或进入任何当时有效的法律（无论是临时的、初步的还是永久的）或命令，使本协议所设想的交易或协议成为非法，或以其他方式阻止或禁止本协议所设想的交易的完成。

(d) No Litigation. There shall not be any pending Action brought by a third-party non-Affiliate to enjoin or otherwise restrict the consummation of the Closing.

(d) 没有诉讼。不存在任何由第三方非关联方提起的禁止或限制完成交易的未决诉讼。

3.2 Conditions to Obligations of the Company and the Seller. In addition to the conditions specified in Section 3.1, the obligations of the Company and the Seller to consummate the transactions contemplated by this Agreement are subject to the satisfaction or written waiver (by the Company and the Seller) of the following conditions:

3.2 公司和卖方义务的条件。除了第3.1节规定的条件外，公司和卖方完成本协议所设想的交易的义务还取决于以下条件的满足或书面放弃（由公司和卖方）。

(a) Payment of Purchase Price. At the Closing, the Purchaser shall deliver the Purchase Price to the Seller by wire transfer or by check to the Seller in RMB, HK dollars or USD to a bank account designed by Seller. The wire instruction of the designed bank account is as follow:

Account Name:

Bank:

Account No.:

(a) 购买价格的支付。 在交易结束时，买方应通过电汇或支票向卖方提供人民币、港币或美元的购买价，并将其转入到卖方指定的银行账户。指定账户是：

户名：

开户行：

账号：

(b) Fairness Opinion. Seller’s board of directors (the “Seller’s Board”) shall have received a fairness opinion of the Transaction from [Primary Capital LLC] from a financial point of view (or such other financial advisor as approved by the Seller’s Board”).

(b) 公平意见。卖方的董事会（“卖方董事会”）应已收到 [Primary Capital LLC]（或卖方董事会批准的其他财务顾问）的评估报告。

3.3 Conditions to Obligations of the Purchaser. In addition to the conditions specified in Section 3.1, the obligations of the Purchaser to consummate the transactions contemplated by this Agreement are subject to the satisfaction or written waiver (by the Purchaser) of the following conditions:

3.3 买方义务的条件。除了第3.1条规定的条件外，买方完成本协议所设想的交易的义务还取决于以下条件的满足或书面放弃（由买方）。

(a) Share Certificates and Transfer Instruments. The Purchaser shall have received from Seller certificate representing the Purchased Shares (or duly executed affidavits of lost stock certificates in form and substance reasonably acceptable to the Purchaser), together with executed instruments of transfer in respect of the Purchased Shares in favor of the Purchaser (or its nominee) and in form reasonably acceptable for transfer on the books of the Company.

(a) 股票和转让文件。买方应从卖方处收到代表购得股票的证书或文书（或以买方合理接受的形式和内容正式签署的遗失股票的宣誓书），以及以买方（或其代名人）为受益人的、在公司账簿上合理接受的形式的购得股票的转让文书。

Annex A-3

3.4 Frustration of Conditions. Notwithstanding anything contained herein to the contrary, no Party may rely on the failure of any condition set forth in this Article III to be satisfied if such failure was caused by such the failure of such Party or its Affiliates to comply with or perform any of its covenants or obligations set forth in this Agreement.

3.4 条件的受阻。不管本文有任何相反的规定，如果本第三条规定的任何条件未能得到满足是由于该方或其关联方未能遵守或履行其在本协议中规定的任何契约或义务而造成的，则任何一方不得以该条件未能得到满足为依据。

ARTICLE IV

第四条

PURCHASER REPRESENTATIONS AND WARRANTIES

买方的陈述和保证

Purchaser hereby represents and warrants to the Seller as follows:

买方在此向卖方陈述和保证如下。

4.1 Authorization; Binding Agreement. The Purchaser has all requisite power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby (a) have been duly and validly authorized and (b) no other corporate proceedings, other than as set forth elsewhere in the Agreement, are necessary to authorize the execution and delivery of this Agreement or to consummate the transactions contemplated hereby. This Agreement has been, and shall be when delivered, duly and validly executed and delivered by the Purchaser, assuming the due authorization, execution and delivery of this Agreement by the other parties hereto, and constitutes, or when delivered shall constitute, the valid and binding obligation of the Purchaser, enforceable against the Purchaser in accordance with its terms, except to the extent that enforceability thereof may be limited by applicable bankruptcy, insolvency, reorganization and moratorium laws and other laws of general application affecting the enforcement of creditors’ rights generally or by any applicable statute of limitation or by any valid defense of set-off or counterclaim, and the fact that equitable remedies or relief (including the remedy of specific performance) are subject to the discretion of the court from which such relief may be sought (collectively, the “Enforceability Exceptions”).

4.1 授权；有约束力的协议。买方拥有所有必要的权力和授权来执行和交付本协议，履行其在本协议下的义务并完成本协议所设想的交易。本协议的签署和交付以及据此设想的交易的完成(a)已得到正式和有效的授权，(b)除了协议中其他地方规定的以外，没有其他公司程序需要授权签署和交付本协议或完成据此设想的交易。本协议已经并将在交付时由买方正式和有效地执行和交付，假定本协议的其他各方适当授权、执行和交付本协议，并构成或在交付时将构成买方的有效和有约束力的义务，可根据其条款对买方执行，除非其可执行性可能受到适用破产的限制。但其可执行性可能受到适用的破产法、无力偿债法、重组法和暂停法以及其他普遍适用的影响债权人权利执行的法律的限制，或受到任何适用的时效法规的限制，或受到任何有效的抵销或反诉抗辩的限制，以及衡平法补救措施或救济（包括具体执行的补救措施）须由可能寻求此类救济的法院酌情处理的事实（统称 “可执行性例外”）。

4.2 Governmental Approvals. No Consent of or with any Governmental Authority, on the part of the Purchaser is required to be obtained or made in connection with the execution, delivery or performance of this Agreement or the consummation of the transactions contemplated hereby.

4.2 政府批准。在执行、交付或履行本协议或完成本协议所设想的交易时，买方不需要获得或与任何政府机构达成任何同意。

4.3 Non-Contravention. The execution and delivery by the Purchaser of this Agreement and the consummation of the transactions contemplated hereby, and compliance with any of the provisions hereof, will not (a) conflict with or violate any Law, Order or Consent applicable to such Party or any of its properties or assets, or (b) (i) violate, conflict with or result in a breach of, (ii) constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, (iii) result in the termination, withdrawal, suspension, cancellation or modification of, (iv) accelerate the performance required by such Party under, (v) result in a right of termination or acceleration under, (vi) give rise to any obligation to make payments or provide compensation under, (vii) result in the creation of any Lien upon any of the properties or assets of such Party under, (viii) give rise to any obligation to obtain any third party consent or provide any notice to any Person or (ix) give any Person the right to declare a default, exercise any remedy, claim a rebate, chargeback, penalty or change in delivery schedule, accelerate the maturity or performance, cancel, terminate or modify any right, benefit, obligation or other term under, any of the terms, conditions or provisions of, any material contract of such Party.

4.3 不违反规定。买方签署和交付本协议和完成本协议所设想的交易，以及遵守本协议的任何规定，将不会(a)与适用于该方或其任何财产或资产的任何法律、命令或同意相冲突或违反。或(b)(i)违反、抵触或导致违反，(ii)构成违约（或构成违约的事件，如果有通知或时间的推移，或两者都有），(iii)导致终止、撤回、暂停、取消或修改，(iv)加速该方根据要求的履行，(v) 导致终止或加速的权利，(vi) 引起任何付款或提供赔偿的义务，(vii) 导致对该方的任何财产或资产产生任何留置权，(viii) 引起获得任何第三方同意或向任何人提供任何通知的义务，或(ix) 赋予任何人宣布违约的权利。行使任何补救措施，要求回扣、退款、罚款或改变交付时间表，加速到期或履行，取消、终止或修改该方任何重大合同的任何条款、条件或规定下的任何权利、利益、义务或其他条款。

Annex A-4

ARTICLE V

 第五条

seller’s REPRESENTATIONS AND WARRANTIES

公司的陈述和保证

The Seller hereby represents and warrants to the Purchaser as follows:

卖方在此向买方陈述并表述如下：

5.1 Due Organization and Good Standing. (i) The Company is duly incorporated and is validly existing under the laws of People’s Republic of China; (ii) each of Shunchang Happiness Nutraceutical Co., Ltd., Fujian Shennong Jiagu Development Co., Ltd. and Fuzhou Hekangyuan Trading Co., Ltd. is a business company duly incorporated, validly existing and in good standing under the Laws of PRC.

5.1 适当的组织和良好的地位。（i）公司是一家根据中国法律正式成立、有效存在并具有良好信誉的商业公司。（ii） Shunchang Happiness Nutraceutical Co., Ltd., Fujian Shennong Jiagu Development Co., Ltd. 和Fuzhou Hekangyuan Trading Co., Ltd.都是根据中国法律正式成立、有效存在并具有良好信誉的商业公司。

5.2 Authorization; Binding Agreement. Each of the Seller and the Company has all requisite corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby (a) have been duly and validly authorized and (b) no other corporate proceedings, other than as set forth elsewhere in the Agreement, are necessary to authorize the execution and delivery of this Agreement or to consummate the transactions contemplated hereby. This Agreement has been, and shall be when delivered, duly and validly executed and delivered by each of the Seller and the Company, assuming the due authorization, execution and delivery of this Agreement by the other parties hereto, and constitutes, or when delivered shall constitute, the valid and binding obligation of each of the Seller and the Company, enforceable against each of the Seller and the Company in accordance with its terms, except to the extent that enforceability thereof may be limited by the Enforceability Exceptions.

5.2 授权；有约束力的协议。公司拥有所有必要的公司权力和授权来执行和交付本协议，履行其在本协议下的义务并完成本协议所设想的交易。本协议的签署和交付以及据此进行的交易(a)已得到正式和有效的授权，(b)除了协议中规定的以外，没有其他公司程序需要授权签署和交付本协议或完成据此进行的交易。本协议已经并将在交付时由公司正式和有效地执行和交付，假定本协议的其他各方适当授权、执行和交付本协议，并构成或在交付时将构成公司的有效和有约束力的义务，可根据其条款对公司强制执行，但其可执行性可能受到可执行性例外的限制。

5.3 Governmental Approvals. No Consent of or with any Governmental Authority, on the part of any of the Seller or the Company is required to be obtained or made in connection with the execution, delivery or performance of this Agreement or the consummation of the transactions contemplated hereby and thereby, other than (a) such filings as may be required in any jurisdiction in which the Company is qualified or authorized to do business as a foreign corporation in order to maintain such qualification or authorization, (b) such filings as contemplated by this Agreement, (c) any filings required with the Nasdaq Stock Exchange with respect to the transactions contemplated by this Agreement, or (d) applicable requirements, if any, of the Securities Act, the Exchange Act and/ or any state “blue sky” securities laws, and the rules and regulations thereunder.

5.3 政府批准。在执行、交付或履行本协议或完成本协议所设想的交易方面，本公司不需要获得或与任何政府机构达成任何同意，除了(a)在本公司有资格或被授权作为外国公司做生意的任何司法管辖区，为保持这种资格或授权而可能需要的备案。(b) 本协议所设想的此类文件，(c) 就本协议所设想的交易向纳斯达克证券交易所提交的任何文件，或(d) 《证券法》、《交易法》和/或任何州的 “蓝天 “证券法及其规则和条例的适用要求（如有）。

Annex A-5

5.4 Non-Contravention. The execution and delivery by each of the Seller and the Company of this Agreement and the consummation of the transactions contemplated hereby, and compliance with any of the provisions hereof, will not (a) conflict with or violate any provision of the Organizational Documents of any of the Seller or the Company (if any), (b) conflict with or violate any Law, Order or Consent applicable to any of the Seller or the Company or any of its properties or assets, or (c) (i) violate, conflict with or result in a breach of, (ii) constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, (iii) result in the termination, withdrawal, suspension, cancellation or modification of, (iv) accelerate the performance required by any of the Seller or the Company under, (v) result in a right of termination or acceleration under, (vi) give rise to any obligation to make payments or provide compensation under, (vii) result in the creation of any Lien upon any of the properties or assets of any of the Seller or the Company under, (viii) give rise to any obligation to obtain any third party consent or provide any notice to any Person or (ix) give any Person the right to declare a default, exercise any remedy, claim a rebate, chargeback, penalty or change in delivery schedule, accelerate the maturity or performance, cancel, terminate or modify any right, benefit, obligation or other term under, any of the terms, conditions or provisions of, any material contract of any of the Seller or the Company.

5.4 不违反规定。本公司签署和交付本协议以及完成本协议所设想的交易，以及遵守本协议的任何规定，不会(a)与本公司组织文件的任何规定（如有）相冲突或违反，(b)与适用于本公司或其任何财产或资产的任何法律、命令或同意相冲突或违反。或(c)(i)违反、抵触或导致违反；(ii)根据(i)构成违约（或在发出通知或时间流逝后将构成违约的事件）；(iii)导致终止、撤回、暂停、取消或修改；(iv)加速履行本公司根据(i)的要求。(v) 导致项下的终止或加速的权利，(vi) 导致项下的任何付款或提供赔偿的义务，(vii) 导致项下对公司的任何财产或资产产生任何留置权，(viii) 导致获得任何第三方同意或向任何人士提供任何通知的义务，或(ix) 赋予任何人士宣布违约的权利。行使任何补救措施，要求回扣、退款、罚款或改变交付时间表，加速到期或履行，取消、终止或修改本公司任何重大合同的任何条款、条件或规定下的任何权利、利益、义务或其他条款。

ARTICLE VI

第六条
FORFEITURE, TERMINATION AND EXPENSES

终止和费用

6.1 Termination. This Agreement may be terminated and the transactions contemplated hereby may be abandoned at any time prior to the Closing as follows:

6.1 终止。本协议可以终止，据此进行的交易也可以在结束前的任何时候放弃，具体如下。

(a) by mutual written consent of the Purchaser and the Seller; or

(a) 经买方和卖方共同书面同意；或

(b) by written notice by either the Purchaser or the Seller if a Governmental Authority of competent jurisdiction shall have issued an Order or taken any other action permanently restraining, enjoining or otherwise prohibiting the transactions contemplated by this Agreement, and such Order or other action has become final and non-appealable; provided, however, that the right to terminate this Agreement pursuant to this Section 6.1(b) shall not be available to a Party if the failure by such Party or its Affiliates to comply with any provision of this Agreement has been a substantial cause of, or substantially resulted in, such action by such Governmental Authority.

(b) 如果有管辖权的政府机构发布命令或采取任何其他行动，永久限制、禁止或以其他方式禁止本协议所设想的交易，并且该命令或其他行动已成为最终的和不可上诉的，则由买方或卖方发出书面通知；但是，根据本第6节的规定，终止本协议的权利不适用。 但是，如果一方或其附属机构未能遵守本协议的任何规定，是导致该政府当局采取这种行动的主要原因，或在很大程度上导致了这种行动，则该方不得根据本第6节(b)终止本协议。

Annex A-6

6.2 Effect of Termination. This Agreement may only be terminated in the circumstances described in Section 6.1 and pursuant to a written notice delivered by the applicable Party to the other applicable Parties, which sets forth the basis for such termination, including the provision of Section 6.1 under which such termination is made. In the event of the valid termination of this Agreement pursuant to Section 6.1, this Agreement shall forthwith become void, and there shall be no Liability on the part of any Party or any of their respective Representatives, and all rights and obligations of each Party shall cease, and nothing herein shall relieve any Party from Liability for any willful breach of any representation, warranty, covenant or obligation under this Agreement or any Fraud Claim against such Party, in either case, prior to termination of this Agreement. Without limiting the foregoing, and except as provided in this Article VI, the Parties’ sole right prior to the Closing with respect to any breach of any representation, warranty, covenant or other agreement contained in this Agreement by another Party or with respect to the transactions contemplated by this Agreement shall be the right, if applicable, to terminate this Agreement pursuant to Section 6.1.

6.2 终止的效果。本协议只能在第6.1节所述的情况下终止，并根据适用方交付给其他适用方的书面通知终止，该通知列出了这种终止的依据，包括第6.1节中作出这种终止的规定。如果根据第6.1节有效终止本协议，本协议将立即失效，任何一方或其各自的任何代表都不承担任何责任，每一方的所有权利和义务都将停止，而且本协议的任何内容都不能免除任何一方在本协议终止前故意违反本协议下的任何陈述、保证、契约或义务或对该方的任何欺诈性索赔所承担的责任。在不限制上述规定的情况下，除了本第六条的规定外，双方在结束之前，对于另一方违反本协议中的任何陈述、保证、契约或其他协议，或与本协议所设想的交易有关的唯一权利，是根据第6.1条终止本协议的权利（如果适用）。

6.3 Fees and Expenses. All Expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the Party incurring such expenses. As used in this Agreement, “Expenses” shall include all out-of-pocket expenses (including all fees and expenses of counsel, accountants, investment bankers, financial advisors, financing sources, experts and consultants to a Party hereto or any of its Affiliates) incurred by a Party or on its behalf in connection with or related to the authorization, preparation, negotiation, execution or performance of this Agreement or any Ancillary Document related hereto and all other matters related to the consummation of this Agreement.

6.3 费用和开支。与本协议和本协议所设想的交易有关的所有费用都应由产生这些费用的一方支付。在本协议中，“费用 ”应包括一方或其代表在授权、准备、谈判、执行或履行本协议或与之相关的任何附属文件以及与完成本协议有关的所有其他事项方面所发生的所有实际费用（包括律师、会计师、投资银行家、财务顾问、融资来源、专家和顾问的所有费用和支出）。

ARTICLE VII

第七条
RELEASES

7.1 Release and Covenant Not to Sue. Effective as of the Closing, to the fullest extent permitted by applicable Law, the Purchaser, on behalf of itself (the “Releasing Person”), will release and discharge the Seller from and against any and all Actions, obligations, agreements, debts and Liabilities whatsoever, whether known or unknown, both at law and in equity, which such Releasing Person now has, has ever had or may hereafter have against the Seller arising on or prior to the Closing Date or on account of or arising out of any matter occurring on or prior to the Closing Date, including any rights to indemnification or reimbursement from Seller, whether pursuant to its Organizational Documents, Contract or otherwise, and whether or not relating to claims pending on, or asserted after, the Closing Date. From and after the Closing, each Releasing Person hereby irrevocably covenants to refrain from, directly or indirectly, asserting any Action, or commencing or causing to be commenced, any Action of any kind against the Seller or its Affiliates, based upon any matter purported to be released hereby. Notwithstanding anything herein to the contrary, the releases and restrictions set forth herein shall not apply to any claims a Releasing Person may have against any party pursuant to the terms and conditions of this Agreement or any Ancillary Document.

7.1 解除和不起诉。在适用法律允许的最大范围内，自成交之日起，买方将代表其自身（“解除人”），释放并解除卖方在法律和衡平法上已知或未知的任何及所有行动、义务、协议、债务和责任，不论是在法律上还是在衡平法上，这些释放者现在有的、曾经有的或以后可能有的针对卖方的诉讼、义务、协议、债务和责任，是在成交日或之前产生的，或因成交日或之前发生的任何事项而产生的，包括从卖方获得赔偿或补偿的任何权利，不论是根据其组织文件、合同或其他，也不论是否与成交日未决或成交后提出的索赔有关。在此，每个解除者在此不可撤销地承诺，不直接或间接地对卖方或其关联公司提出任何诉讼，或开始或导致开始任何形式的诉讼，基于本协议声称释放的任何事项。不管本协议有任何相反的规定，规定的解除和限制不应适用于解除人根据本协议或任何附属文件的条款和条件对任何一方提出的任何索赔。

Annex A-7

ARTICLE VIII

第八条
SURVIVAL AND INDEMNIFICATION

存续和赔偿

8.1 Survival. All representations and warranties of the Purchaser and the Seller contained in this Agreement (including all schedules and exhibits hereto and all certificates, documents, instruments and undertakings furnished pursuant to this Agreement) shall survive the Closing through and until the second (2nd) anniversary of the Closing Date; provided, however, that the representations and warranties contained in Section 4.1 (Authorization; Binding Agreement), shall survive indefinitely. Additionally, Fraud Claims against the Purchaser or Shareholder shall survive indefinitely. If written notice of a claim for breach of any representation or warranty has been given before the applicable date when such representation or warranty no longer survives in accordance with this Section 8.1, then the relevant representations and warranties shall survive as to such claim, until the claim has been finally resolved. All covenants, obligations and agreements of the Purchaser contained in this Agreement (including all schedules and exhibits hereto and all certificates, documents, instruments and undertakings furnished pursuant to this Agreement), including any indemnification obligations, shall survive the Closing and continue until fully performed in accordance with their terms. For the avoidance of doubt, a claim for indemnification under any subsection of Section 8.2 other than clauses (i) or (ii) thereof may be made at any time.

8.1 存续。买方在本协议中的所有陈述和保证（包括所有附表和附件以及根据本协议提供的所有证书、文件、文书和承诺）应在结束时继续有效，直到结束日期的第二（2）周年；但是，第4.1节（授权；有约束力的协议）中的陈述和保证应无限期地存在。此外，针对买方或股东的欺诈性索赔应无限期地存在。如果违反任何陈述或保证的索赔的书面通知是在该陈述或保证根据本第8.1节不再存续的适用日期之前发出的，那么相关的陈述和保证对该索赔应继续有效，直到该索赔得到最终解决。本协议中包含的买方的所有契约、义务和协议（包括本协议的所有附表和附件以及根据本协议提供的所有证书、文件、文书和承诺），包括任何赔偿义务，在成交后继续有效，直到按照其条款完全履行。为了避免疑问，根据第8.2条的任何分节（除其第(i)或(ii)款外）提出的赔偿要求可在任何时间提出。

8.2 Indemnification by the Purchasers. Subject to the terms and conditions of this Article VIII, from and after the Closing, the Purchaser and their respective successors and assigns (with respect to any claim made under this Section 8.2, the “Indemnifying Parties”) will jointly and severally indemnify, defend and hold harmless the Seller and its Affiliates and their respective officers, directors, managers, employees, successors and permitted assigns (with respect to any claim made under this Section 8.2, the “Indemnified Parties”) from and against any and all losses, Actions, Orders, Liabilities, damages (including consequential damages), diminution in value, Taxes, interest, penalties, Liens, amounts paid in settlement, costs and expenses (including reasonable expenses of investigation and court costs and reasonable attorneys’ fees and expenses), (any of the foregoing, a “Loss”) paid, suffered or incurred by, or imposed upon, any Indemnified Party to the extent arising in whole or in part out of or resulting directly or indirectly from (whether or not involving a Third Party Claim): (i) the breach of any representation or warranty made by the Purchaser or Shareholder set forth in this Agreement or in any certificate delivered by the Purchaser or Shareholder pursuant to this Agreement; (ii) the breach of any covenant or agreement on the part of Purchaser or Shareholder set forth in this Agreement or in any certificate delivered by Purchaser or Shareholder pursuant to this Agreement; (iii) any Action by Person(s) who were holders of equity securities of the Sellers, including options, warrants, convertible debt or other convertible securities or other rights to acquire equity securities of the Seller, prior to the Closing arising out of the sale, purchase, termination, cancellation, expiration, redemption or conversion of any such securities; or (iv) any Fraud Claims.

8.2 买方的赔偿。在不违反本第八条的条款和条件的前提下， 自交割日起以及交割之后，买方及其继承人与受让人（根据本第8.2条提出的任何索赔，统称“赔偿方”）应就赔偿、维护并保障卖方及其关联方和各自的管理人员、董事、经理、雇员、继承人、许可的受让人（根据本第8.2条提出的任何索赔，统称“受偿方”）免受损害承担连带责任，使受偿方免受任何及所有损失、诉讼、命令、责任、损害（包括间接损害）、价值缩减、税收、利息、罚款、留置权、和解支付的金额、成本和费用（包括合理的调查费用、法庭费用以及合理的律师费与开支）（前述任何一项均为“损失”），且前述任何受偿方支付、遭受的、承担的、或强加于受偿方的损失是直接或间接地、全部或部分地源于以下原因：(i) 违反买方或股东在本协议或买方或股东根据本协议交付的任何证书中所作的任何陈述或保证；(ii) 买方或股东违反本协议或买方或股东根据本协议交付的任何证书中规定的任何契约或协议；(iii) 在交易结束前，因出售、购买、终止、取消、到期、赎回或转换任何此类证券而引起的卖方股权证券（包括期权、认股权证、可转换债务或其他可转换证券或其他获得卖方股权证券的权利）持有人的任何行动；或 (iv) 任何欺诈性索赔。

Annex A-8

8.3 Limitations and General Indemnification Provisions.

8.3 限制和一般赔偿条款。

(a) Solely for purposes of determining the amount of Losses under this Article VIII (and, for the avoidance of doubt, not for purposes of determining whether there has been a breach giving rise to the indemnification claim), all of the representations, warranties and covenants set forth in this Agreement (including the disclosure schedules hereto) or any Ancillary Document that are qualified by materiality or words of similar import or effect will be deemed to have been made without any such qualification.

 (a) 仅为了确定本第八条规定的损失金额（为避免疑问，不是为了确定是否存在引起赔偿要求的违约行为），本协议（包括本协议的披露附表）或任何附属文件中规定的所有陈述、保证和契约，如果受到实质性或类似含义或效果的词语的限制，将被视为没有任何此类限制。

(b) No investigation or knowledge by an Indemnified Party its Representatives of a breach of a representation, warranty, covenant or agreement of an Indemnifying Party shall affect the representations, warranties, covenants and agreements of the Indemnifying Party or the recourse available to the Indemnified Parties under any provision of this Agreement, including this Article VIII, with respect thereto.

(b) 赔偿方及其代表对违反赔偿方的陈述、保证、契约或协议的调查或了解，不影响赔偿方的陈述、保证、契约和协议，也不影响赔偿方根据本协议的任何条款（包括本第八条）对其进行追索。

(c) The amount of any Losses suffered or incurred by any Indemnified Party shall be reduced by the amount of any insurance proceeds paid to the Indemnified Party or any Affiliate thereof as a reimbursement with respect to such Losses (and no right of subrogation shall accrue to any insurer hereunder, except to the extent that such waiver of subrogation would prejudice any applicable insurance coverage), net of the costs of collection and the increases in insurance premiums resulting from such Loss or insurance payment.

(c) 任何获赔方遭受或发生的任何损失的金额，应减去支付给获赔方或其任何关联公司作为对该等损失的补偿的任何保险金的金额(而且根据本协议，任何保险公司不应享有代位权，除非这种放弃代位权的做法会损害任何适用的保险范围)，并减去收款成本和因该等损失或保险付款而增加的保险费。

8.4 Indemnification Procedures.

8.4 赔偿程序

(a) In order to make a claim for indemnification hereunder, the Seller must provide written notice (a “Claim Notice”) of such claim to the Indemnifying Parties, which Claim Notice shall include (i) a reasonable description of the facts and circumstances which relate to the subject matter of such indemnification claim to the extent then known and (ii) the amount of Losses suffered by the Indemnified Party in connection with the claim to the extent known or reasonably estimable (provided, that the Sellers may thereafter in good faith adjust the amount of Losses with respect to the claim by providing a revised Claim Notice to Indemnifying Parties).

(a) 为了提出本协议项下的赔偿要求，卖方必须向赔偿方提供有关此类要求的书面通知（“索赔通知”）。该索赔通知应包括：(i)对与该赔偿要求标的有关的事实和情况的合理描述，以当时已知的为限；(ii)被赔偿方因该索赔而遭受的损失金额，以已知或可合理估计的为限（但卖方此后可通过向赔偿方提供修订的索赔通知，善意地调整与该索赔有关的损失金额）

Annex A-9

(b) In the case of any claim for indemnification under this Article VIII arising from a claim of a third party (including any Governmental Authority) (a “Third Party Claim”), the Sellers must give a Claim Notice with respect to such Third Party Claim to the Indemnifying Parties promptly (but in no event later than thirty (30) days) after the Indemnified Party’s receipt of notice of such Third Party Claim; provided, that the failure to give such notice will not relieve the Indemnifying Party of its indemnification obligations except to the extent that the defense of such Third Party Claim is materially and irrevocably prejudiced by the failure to give such notice. The Indemnifying Parties will have the right to defend and to direct the defense against any such Third Party Claim, at its expense and with counsel selected by Indemnifying Parties, unless (i) the Indemnifying Parties fails to acknowledge fully to the Seller the obligations of the Indemnifying Parties to such Indemnified Party within twenty (20) days after receiving notice of such Third Party Claim or contests, in whole or in part, its indemnification obligations therefor or (ii) at any time while such Third Party Claim is pending, (A) there is a conflict of interest between the Indemnifying Parties and the Sellers in the conduct of such defense, (B) the applicable third party alleges a Fraud Claim or (C) such claim is criminal in nature, could reasonably be expected to lead to criminal proceedings, or seeks an injunction or other equitable relief against the Indemnified Parties. If the Indemnifying Parties elects, and is entitled, to compromise or defend such Third Party Claim, it will within twenty (20) days (or sooner, if the nature of the Third Party Claim so requires) notify the Sellers of its intent to do so, and Indemnifying Parties and the Indemnified Party will, at the request and expense of Indemnifying Parties, cooperate in the defense of such Third Party Claim. If Indemnifying Parties elects not to, or at any time is not entitled under this Section 8.4 to, compromise or defend such Third Party Claim, fails to notify the Seller of its election as herein provided or refuses to acknowledge or contests its obligation to indemnify under this Agreement, the Seller may pay, compromise or defend such Third Party Claim. Notwithstanding anything to the contrary contained herein, the Indemnifying Parties will have no indemnification obligations with respect to any such Third Party Claim which is settled by the Indemnified Party or the Seller without the prior written consent of Indemnifying Parties (which consent will not be unreasonably withheld, delayed or conditioned); provided, however, that notwithstanding the foregoing, the Indemnified Party will not be required to refrain from paying any Third Party Claim which has matured by a final, non-appealable Order, nor will it be required to refrain from paying any Third Party Claim where the delay in paying such claim would result in the foreclosure of a Lien upon any of the property or assets then held by the Indemnified Party or where any delay in payment would cause the Indemnified Party material economic loss. The Indemnifying Parties’ right to direct the defense will include the right to compromise or enter into an agreement settling any Third Party Claim; provided, that no such compromise or settlement will obligate the Indemnified Party to agree to any settlement that requires the taking or restriction of any action (including the payment of money and competition restrictions) by the Indemnified Party other than the execution of a release for such Third Party Claim and/or agreeing to be subject to customary confidentiality obligations in connection therewith, except with the prior written consent of the Seller (such consent to be withheld, conditioned or delayed only for a good faith reason). Notwithstanding the Indemnifying Parties’ right to compromise or settle in accordance with the immediately preceding sentence, Indemnifying Parties may not settle or compromise any Third Party Claim over the objection of the Sellers; provided, however, that consent by the Seller to settlement or compromise will not be unreasonably withheld, delayed or conditioned. The Seller will have the right to participate in the defense of any Third Party Claim with counsel selected by it subject to the Indemnifying Parties’ right to direct the defense.

(b) 如果因第三方(包括任何政府机构)的索赔(“第三方索赔”)而引起本第八条规定的任何赔偿要求，卖方必须在被赔偿方收到该第三方索赔的通知后迅速(但无论如何不得迟于三十(30)天)向赔偿方发出索赔通知。但是，未发出该通知并不解除赔偿方的赔偿义务，除非该第三方索赔的辩护因未发出该通知而受到实质性和不可逆转的损害。赔偿方将有权对任何此类第三方索赔进行辩护和指导辩护，费用由赔偿方选定的律师承担，除非(i)赔偿方在收到此类第三方索赔的通知后二十(20)天内未能向卖方充分确认赔偿方对该被赔偿方的义务，或全部或部分地质疑。或(ii)在该第三方索赔待决的任何时候，(A)赔偿方和卖方在进行该辩护时存在利益冲突，(B)适用的第三方声称是欺诈性索赔，或(C)该索赔是刑事性质的，可以合理地预期会导致刑事诉讼，或寻求对赔偿方的禁令或其他公平救济。如果赔偿方选择并有权对此类第三方索赔进行妥协或辩护，它将在二十（20）天内（如果第三方索赔的性质需要，则更早）将其意图通知卖方，并且赔偿方和被赔偿方将在赔偿方的要求和费用下，合作为此类第三方索赔辩护。如果赔偿方选择不进行或在任何时候都无权根据本第8.4节的规定对该第三方索赔进行妥协或辩护，或未按本协议规定通知卖方其选择或拒绝承认或 质疑其在本协议下的赔偿义务，卖方可对该第三方索赔进行支付、妥协或辩护。尽管本协议有任何相反的规定，但如果没有赔偿方的事先书面同意（这种同意不会被不合理地扣留、延迟或附加条件），赔偿方对被赔偿方或卖方解决的任何此类第三方索赔没有赔偿义务。然而，尽管有上述规定，但不要求赔偿方不支付任何根据最终的、不可上诉的命令已经到期的第三方索赔，也不要求赔偿方不支付任何第三方索赔，如果延迟支付该索赔会导致取消对赔偿方当时持有的任何财产或资产的留置权，或者任何延迟支付会给赔偿方造成重大经济损失。赔偿方指导辩护的权利将包括对任何第三方索赔进行妥协或达成和解协议的权利。但这种妥协或和解不会使被赔偿方有义务同意任何要求被赔偿方采取或限制任何行动（包括支付金钱和竞争限制）的和解，除非事先得到卖方的书面同意（这种同意只有在有诚意的情况下才会被扣留、附加条件或推迟），否则被赔偿方将为该第三方索赔签署一份免责声明，并同意接受与此相关的惯常保密义务。尽管赔偿方有权根据前一句话进行妥协或和解，但赔偿方不得在卖方反对的情况下对任何第三方索赔进行和解或妥协；但是，卖方对和解或妥协的同意不会被不合理地拒绝、拖延或附加条件。卖方将有权参与任何第三方索 赔的辩护，并由其选择律师，但赔偿方有权指导辩护。

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(c) With respect to any direct indemnification claim that is not a Third Party Claim, the Indemnifying Parties will have a period of thirty (30) days after receipt of the Claim Notice to respond thereto. If Indemnifying Parties does not respond within such thirty (30) days, Indemnifying Parties on behalf of Indemnifying Parties will be deemed to have accepted responsibility for the Losses set forth in such Claim Notice subject to the limitations on indemnification set forth in this Article VIII and will have no further right to contest the validity of such Claim Notice. If Indemnifying Parties responds within such thirty (30) days after the receipt of the Claim Notice and rejects such claim in whole or in part, the Seller will be free to pursue such remedies as may be available under this Agreement, any Ancillary Documents or applicable Law.

(c) 对于不属于第三方索赔的任何直接赔偿要求，赔偿方在收到索赔通知后有三十(30)天的时间进行答复。如果赔偿方没有在这三十(30)天内作出回应，代表赔偿方的赔偿方将被视为已接受该索赔通知中所列损失的责任，但须遵守本第八条规定的赔偿限制，且无权对该索赔通知的有效性提出进一步质疑。如果赔偿方在收到索赔通知后的三十(30)天内作出回应，并全部或部分拒绝该索赔，卖方将可以自由地寻求本协议、任何附属文件或适用法律可能提供的补救措施。

8.5 Exclusive Remedy. From and after the Closing, except with respect to Fraud Claims related to the negotiation or execution of this Agreement or claims seeking injunctions or specific strict performance, indemnification pursuant to this Article VIII shall be the sole and exclusive remedy for the Parties with respect to matters arising under this Agreement of any kind or nature, including for any misrepresentation or breach of any warranty, covenant, or other provision contained in this Agreement or in any certificate or instrument delivered pursuant to this Agreement or otherwise relating to the subject matter of this Agreement, including the negotiation and discussion thereof.

8.5 排他救济。从结束后，除了与本协议的谈判或执行有关的欺诈性索赔或寻求禁令或具体严格执行的索赔外，根据本第八条的赔偿应是双方对本协议下产生的任何种类或性质的事项的唯一和排他性补救措施，包括对本协议或根据本协议交付的任何证书或文书中所载的任何保证、契约或其他规定的误述或违反，或与本协议的主题有关的其他事项，包括谈判和讨论。

ARTICLE IX

第九条
MISCELLANEOUS

杂项

9.1 Notices. All notices, consents, waivers and other communications hereunder shall be in writing and shall be deemed to have been duly given when delivered (i) in person, (ii) by facsimile or other electronic means, with affirmative confirmation of receipt, (iii) one Business Day after being sent, if sent by reputable, nationally recognized overnight courier service or (iv) three (3) Business Days after being mailed, if sent by registered or certified mail, pre-paid and return receipt requested, in each case to the applicable Party at the following addresses (or at such other address for a Party as shall be specified by like notice):

9.1 通知。本协议项下的所有通知、同意、弃权和其他通信均应采用书面形式，并应在以下情况下被视为已正式发出：(i)亲自送达；(ii)通过传真或其他电子方式送达，并确认收到；(iii)在发送后的一个工作日内，如果通过有信誉的。(iii) 如果通过国家认可的隔夜快递服务发送，则在发送后的一个工作日内，或(iv) 如果通过挂号或认证邮件发送，则在邮寄后的三(3)个工作日内，预付邮资并要求回执，在每一种情况下，都送到适用方的以下地址（或应通过类似通知指定的一方的其他地址）。

If to the Seller: 卖方信息：	Happiness (Nanping) Biotech Co., Limited Address: Attn: [Name] [Position]

With a copy to: 抄送：	Hunter Taubman Fischer & Li LLC 950 Third Avenue, 19th Floor New York, NY 10022 Fax: 212-202-6380 Attn.: Joan Wu, Esq. 翰博文律师事务所 纽约第三大道950号19楼 联系人：吴琼律师
If to the Purchaser: 买方信息：	[Purchaser Name] Address: Attn: [Name] [公司名称] 地址： 联系人：

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9.2 Binding Effect; Assignment. This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the Parties hereto and their respective successors and permitted assigns. This Agreement shall not be assigned by operation of Law or otherwise without the prior written consent of the Purchaser and the Seller, and any assignment without such consent shall be null and void; provided that no such assignment shall relieve the assigning Party of its obligations hereunder.

9.2 约束力；转让。本协议和本协议的所有条款对双方及其各自的继承人和允许的受让人具有约束力，并使其受益。未经买方和卖方事先书面同意，本协议不得通过法律或其他方式进行转让，任何未经同意的转让都是无效的；但这种转让不应免除转让方在本协议下的义务。

9.3 Third Parties. Nothing contained in this Agreement or in any instrument or document executed by any party in connection with the transactions contemplated hereby shall create any rights in, or be deemed to have been executed for the benefit of, any Person that is not a Party hereto or thereto or a successor or permitted assign of such a Party.

9.3 第三方。本协议或任何一方所执行的与本协议所设想的交易有关的任何文书或文件中的任何内容，都不应在非本协议或本协议的缔约方或该缔约方的继承人或允许的转让人的任何个人身上创造任何权利，或被视为为其利益而执行

9.4 Arbitration. Any and all disputes, controversies and claims (other than applications for a temporary restraining order, preliminary injunction, permanent injunction or other equitable relief or application for enforcement of a resolution under this Section 9.4) arising out of, related to, or in connection with this Agreement or the transactions contemplated hereby (a “Dispute”) shall be governed by this Section 9.4. A party must, in the first instance, provide written notice of any Disputes to the other parties subject to such Dispute, which notice must provide a reasonably detailed description of the matters subject to the Dispute. The parties involved in such Dispute shall seek to resolve the Dispute on an amicable basis within ten (10) Business Days of the notice of such Dispute being received by such other parties subject to such Dispute; the “Resolution Period”); provided, that if any Dispute would reasonably be expected to have become moot or otherwise irrelevant if not decided within sixty (60) days after the occurrence of such Dispute, then there shall be no Resolution Period with respect to such Dispute. Any Dispute that is not resolved during the Resolution Period may immediately be referred to and finally resolved by arbitration pursuant to the then-existing Expedited Procedures of the Commercial Arbitration Rules (the “AAA Procedures”) of the American Arbitration Association (the “AAA”). Any party involved in such Dispute may submit the Dispute to the AAA to commence the proceedings after the Resolution Period. To the extent that the AAA Procedures and this Agreement are in conflict, the terms of this Agreement shall control. The arbitration shall be conducted by one arbitrator nominated by the AAA promptly (but in any event within five (5) Business Days) after the submission of the Dispute to the AAA and reasonably acceptable to each party subject to the Dispute, which arbitrator shall be a commercial lawyer with substantial experience arbitrating disputes under acquisition agreements. The arbitrator shall accept his or her appointment and begin the arbitration process promptly (but in any event within five (5) Business Days) after his or her nomination and acceptance by the parties subject to the Dispute. The proceedings shall be streamlined and efficient. The arbitrator shall decide the Dispute in accordance with the substantive law of the State of New York. Time is of the essence. Each party shall submit a proposal for resolution of the Dispute to the arbitrator within twenty (20) days after confirmation of the appointment of the arbitrator. The arbitrator shall have the power to order any party to do, or to refrain from doing, anything consistent with this Agreement, the Ancillary Documents and applicable Law, including to perform its contractual obligation(s); provided, that the arbitrator shall be limited to ordering pursuant to the foregoing power (and, for the avoidance of doubt, shall order) the relevant party (or parties, as applicable) to comply with only one or the other of the proposals. The arbitrator’s award shall be in writing and shall include a reasonable explanation of the arbitrator’s reason(s) for selecting one or the other proposal. The seat of arbitration shall be in New York County, State of New York. The language of the arbitration shall be English.

9.4 仲裁。因本协议或本协议所设想的交易而产生的、与之相关的或与之有关的任何及所有争议、纠纷和索赔（不包括申请临时禁止令、初步禁止令、永久禁止令或其他公平救济或申请执行本第9.4节规定的决议）（“争议”）应受本第9.4节管辖。一方必须在第一时间将任何争议书面通知给受该争议影响的其他各方，该通知必须对受争议影响的事项进行合理的详细描述。该争议所涉各方应在该争议所涉其他各方收到该争议通知后的十（10）个工作日内寻求友好解决该争议；“解决期”）；但如果任何争议在该争议发生后六十（60）天内不作决定，则合理地预期该争议将变得无意义或不相关，则该争议将没有解决期。任何在解决期内未得到解决的争议，可立即根据当时存在的美国仲裁协会（“AAA”）商业仲裁规则的快速程序（“AAA程序”）提交并最终通过仲裁解决。该争议所涉及的任何一方可以将争议提交给美国仲裁协会，以便在解决期限之后开始程序。如果AAA程序和本协议有冲突，应以本协议的条款为准。仲裁应在争议提交给AAA后迅速（但在任何情况下在五（5）个工作日内）由AAA提名的一名仲裁员进行，并为争议的每一方合理地接受，该仲裁员应是一名商业律师，在收购协议的争议方面具有丰富的仲裁经验。仲裁员应接受其任命，并 在其被提名和被争议各方接受后迅速开始仲裁程序（但无论如何应在五（5）个营业日内）。仲裁程序应精简、高效。仲裁员应根据纽约州的实体法裁决争议。时间是关键。各方应在确认仲裁员任命后二十（20）天内向仲裁员提交解决争议的建议。仲裁员有权命令任何一方做或不做符合本协议、附属文件和适用法律的任何事情，包括履行其合同义务；但仲裁员应仅限于根据上述权力命令（为避免疑问，应命令）相关方（或各方，如适用）只遵守其中一个或另一个建议。仲裁员的裁决应是书面的，并应包括对仲裁员选择一种或另一种建议的理由的合理解释。仲裁地点应在纽约州的纽约县。仲裁的语言为英语。

Annex A-12

9.5 Governing Law; Jurisdiction. This Agreement shall be governed by, construed and enforced in accordance with the Laws of the State of New York without regard to the conflict of laws principles thereof. Subject to Section 9.4, all Actions arising out of or relating to this Agreement shall be heard and determined exclusively in any state or federal court located in New York, New York (or in any court in which appeal from such courts may be taken) (the “Specified Courts”). Subject to Section 9.4, each Party hereto hereby (a) submits to the exclusive jurisdiction of any Specified Court for the purpose of any Action arising out of or relating to this Agreement brought by any Party hereto and (b) irrevocably waives, and agrees not to assert by way of motion, defense or otherwise, in any such Action, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that the Action is brought in an inconvenient forum, that the venue of the Action is improper, or that this Agreement or the transactions contemplated hereby may not be enforced in or by any Specified Court. Each Party agrees that a final judgment in any Action shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law. Each Party irrevocably consents to the service of the summons and complaint and any other process in any other action or proceeding relating to the transactions contemplated by this Agreement, on behalf of itself, or its property, by personal delivery of copies of such process to such Party at the applicable address set forth in Section .1. Nothing in this Section 9.5 shall affect the right of any Party to serve legal process in any other manner permitted by Law.

9.5 管辖法律；管辖权。本协议应受纽约州法律的管辖，并根据其解释和执行，而不考虑其法律原则的冲突。根据第9.4条的规定，由本协议引起的或与本协议有关的所有诉讼应在位于纽约州纽约市的任何州或联邦法院（或可对这些法院提出上诉的任何法院）（“特定法院”）专门审理和裁决。根据第9.4的规定，本协议的每一方在此 (a)服从任何特定法院的专属管辖权，以处理本协议的任何一方提出的或与之相关的任何诉讼，以及 (b)不可撤销地放弃，并同意不以动议、辩护或其他方式在任何此类诉讼中主张。任何声称其本人不受上述法院的管辖，其财产被豁免或免于扣押或执行，该诉讼是在不方便的法院提起的，该诉讼的地点是不恰当的，或本协议或本协议所设想的交易可能不会在任何特定的法院强制执行。各方同意，任何诉讼的最终判决应是决定性的，并可在其他司法管辖区通过对判决的诉讼或法律规定的任何其他方式执行。每一方不可撤销地同意，在与本协议所设想的交易有关的任何其他诉讼或程序中，以其自身或其财产的名义，将传票和申诉以及任何其他程序的副本亲自送达第1节规定的该方的适用地址。本第9.5条的规定不影响任何一方以法律允许的任何其他方式送达法律程序的权利。

9.6 WAIVER OF JURY TRIAL. EACH OF THE PARTIES HERETO HEREBY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY WITH RESPECT TO ANY ACTION DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY. EACH PARTY HERETO (A) CERTIFIES THAT NO REPRESENTATIVE OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF ANY ACTION, SEEK TO ENFORCE THAT FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.6.

9.6 放弃陪审团审判。在适用法律允许的最大范围内，本协议各方在此放弃其对直接或间接产生于本协议或本协议所设想的交易的任何诉讼的陪审团审判的权利。本协议的每一方(a)证明，任何其他方的代表都没有明确或以其他方式表示，该其他方在发生任何诉讼时不会寻求执行上述放弃，并且(b)承认它和本协议的其他各方是在本节中的相互放弃和证明等因素的诱导下签订本协议。

9.7 Specific Performance. Each Party acknowledges that the rights of each Party to consummate the transactions contemplated hereby are unique, recognizes and affirms that in the event of a breach of this Agreement by any Party, money damages may be inadequate and the non-breaching Parties may have not adequate remedy at law, and agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed by an applicable Party in accordance with their specific terms or were otherwise breached. Accordingly, each Party shall be entitled to seek an injunction or restraining order to prevent breaches of this Agreement and to seek to enforce specifically the terms and provisions hereof, without the requirement to post any bond or other security or to prove that money damages would be inadequate, this being in addition to any other right or remedy to which such Party may be entitled under this Agreement, at law or in equity.

9.7 具体执行。每一方都承认，每一方完成本协议所设想的交易的权利是独一无二的，承认并确认，如果任何一方违反本协议，金钱上的损失可能是不够的，非违约方可能没有足够的法律补救措施，并同意，如果本协议的任何条款没有被适用方按照其具体条款履行或被违反，将会发生不可弥补的损失。因此，每一方都有权寻求禁令或限制令，以防止违反本协议的行为，并寻求具体执行本协议的条款和规定，而不需要交纳任何保证金或其他担保，也不需要证明金钱损失是不够的，这是该方根据本协议、法律或衡平法可能享有的任何其他权利或补救措施的补充。

Annex A-13

9.8 Severability. In case any provision in this Agreement shall be held invalid, illegal or unenforceable in a jurisdiction, such provision shall be modified or deleted, as to the jurisdiction involved, only to the extent necessary to render the same valid, legal and enforceable, and the validity, legality and enforceability of the remaining provisions hereof shall not in any way be affected or impaired thereby nor shall the validity, legality or enforceability of such provision be affected thereby in any other jurisdiction. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties will substitute for any invalid, illegal or unenforceable provision a suitable and equitable provision that carries out, so far as may be valid, legal and enforceable, the intent and purpose of such invalid, illegal or unenforceable provision.

9.8 可分割性。如果本协议中的任何条款在某一司法管辖区被认定为无效、非法或无法执行，那么就所涉及的司法管辖区而言，该条款应被修改或删除，但以使其有效、合法和可执行为限，本协议其余条款的有效性、合法性和可执行性不得以任何方式受到影响或损害，该条款的有效性、合法性或可执行性在任何其他司法管辖区不得受到影响。一旦确定任何条款或其他规定是无效的、非法的或无法执行的，双方将以适当和公平的规定来替代任何无效的、非法的或无法执行的规定，只要是有效的、合法的和可执行的，就可以实现该无效的、非法的或无法执行的规定的意图和目的。

9.9 Amendment. This Agreement may be amended, supplemented or modified only by execution of a written instrument signed by the Purchaser and the Seller.

9.9 修订。本协议只能通过买方和卖方签署的书面文件进行修订、补充或修改。

9.10 Waiver. The Purchaser on behalf of itself, the Company on behalf of itself and its Affiliates, and the Seller on behalf of itself, may in its sole discretion (i) extend the time for the performance of any obligation or other act of any other non-Affiliated Party hereto, (ii) waive any inaccuracy in the representations and warranties by such other non-Affiliated Party contained herein or in any document delivered pursuant hereto and (iii) waive compliance by such other non-Affiliated Party with any covenant or condition contained herein. Any such extension or waiver shall be valid only if set forth in an instrument in writing signed by the Party or Parties to be bound thereby. Notwithstanding the foregoing, no failure or delay by a Party in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise of any other right hereunder.

9.10 弃权。买方代表其自身，公司代表其自身及其关联方，以及卖方代表其自身，可以自行决定(i)延长任何其他非关联方履行任何义务或其他行为的时间，(ii)放弃其他非关联方在本协议中或根据本协议交付的任何文件中的任何不准确的陈述和保证，以及(iii)放弃其他非关联方对本协议中任何契约或条件的遵守。任何这样的延期或放弃，只有在由受约束的一方或多方签署的书面文件中列明才有效。尽管有上述规定，任何一方未能或延迟行使本协议项下的任何权利，都不能作为对该权利的放弃，任何单一或部分的行使也不能排除任何其他或进一步行使本协议项下的任何其他权利。

9.11 Entire Agreement. This Agreement and the documents or instruments referred to herein, including any exhibits, annexes and schedules attached hereto, which exhibits, annexes and schedules are incorporated herein by reference, embody the entire agreement and understanding of the Parties hereto in respect of the subject matter contained herein. There are no restrictions, promises, representations, warranties, covenants or undertakings, other than those expressly set forth or referred to herein or the documents or instruments referred to herein, which collectively supersede all prior agreements and the understandings among the Parties with respect to the subject matter contained herein.

9.11 完整的协议。本协议和本协议提及的文件或文书，包括本协议所附的任何展品、附件和附表，这些展品、附件和附表通过提及而纳入本协议，体现了本协议双方就本协议所含主题达成的全部协议和谅解。除了本协议明确规定或提及的或本协议提及的文件或文书外，没有任何限制、承诺、陈述、保证、契约或保证，它们共同取代了所有先前的协议和双方之间关于本协议所载事项的谅解。

Annex A-14

9.12 Interpretation. The table of contents and the Article and Section headings contained in this Agreement are solely for the purpose of reference, are not part of the agreement of the Parties and shall not in any way affect the meaning or interpretation of this Agreement. In this Agreement, unless the context otherwise requires: (a) any pronoun used in this Agreement shall include the corresponding masculine, feminine or neuter forms, and words in the singular, including any defined terms, include the plural and vice versa; (b) reference to any Person includes such Person’s successors and assigns but, if applicable, only if such successors and assigns are permitted by this Agreement, and reference to a Person in a particular capacity excludes such Person in any other capacity; (c) any accounting term used and not otherwise defined in this Agreement or any Ancillary Document has the meaning assigned to such term in accordance with GAAP; (d) “including” (and with correlative meaning “include”) means including without limiting the generality of any description preceding or succeeding such term and shall be deemed in each case to be followed by the words “without limitation”; (e) the words “herein,” “hereto,” and “hereby” and other words of similar import in this Agreement shall be deemed in each case to refer to this Agreement as a whole and not to any particular Section or other subdivision of this Agreement; (f) the word “if” and other words of similar import when used herein shall be deemed in each case to be followed by the phrase “and only if”; (g) the term “or” means “and/or”; (h) any reference to the term “ordinary course” or “ordinary course of business” shall be deemed in each case to be followed by the words “consistent with past practice”; (i) any agreement, instrument, insurance policy, Law or Order defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement, instrument, insurance policy, Law or Order as from time to time amended, modified or supplemented, including (in the case of agreements or instruments) by waiver or consent and (in the case of statutes, regulations, rules or orders) by succession of comparable successor statutes, regulations, rules or orders and references to all attachments thereto and instruments incorporated therein; (j) except as otherwise indicated, all references in this Agreement to the words “Section,” “Article”, “Schedule”, “Exhibit” and “Annex” are intended to refer to Sections, Articles, Schedules, Exhibits and Annexes to this Agreement; and (k) the term “Dollars” or “$” means United States dollars. Any reference in this Agreement to a Person’s directors shall including any member of such Person’s governing body and any reference in this Agreement to a Person’s officers shall including any Person filling a substantially similar position for such Person. Any reference in this Agreement or any Ancillary Document to a Person’s shareholders shall include any applicable owners of the equity interests of such Person, in whatever form, including with respect to the Purchaser its shareholders under the applicable PRC laws or its Organizational Documents. The Parties have participated jointly in the negotiation and drafting of this Agreement. Consequently, in the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties hereto, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement. To the extent that any Contract, document, certificate or instrument is represented and warranted to by the Company to be given, delivered, provided or made available by the Company, in order for such Contract, document, certificate or instrument to have been deemed to have been given, delivered, provided and made available to the Purchaser or its Representatives, such Contract, document, certificate or instrument shall have been posted to the electronic data site maintained on behalf of the Company for the benefit of the Purchaser and its Representatives and the Purchaser and its Representatives have been given access to the electronic folders containing such information.

9.12 解释。本协议中的目录以及条款和章节的标题仅用于参考，不属于双方协议的一部分，并且不以任何方式影响本协议的含义或解释。在本协议中，除非上下文另有要求。(a) 本协议中使用的任何代词应包括相应的阳性、阴性或中性形式，单数的词，包括任何定义的术语，包括复数，反之亦然。(b) 对任何个人的提及包括该人的继承人和受让人，但如果适用，只有在该继承人和受让人被本协议允许的情况下，对一个人的特定身份的提及不包括该人的任何其他身份； (c) 本协议或任何附属文件中使用的、未另行定义的任何会计术语具有根据公认会计准则赋予该术语的含义。(d) “包括”（以及相关的含义 “包括”）是指包括但不限制该术语之前或之后的任何描述的一般性，并应在每种情况下被视为在 “无限制 “之后； (e) 本协议中的 “这里”、“这里 “和 “这里 “以及其他类似含义的词语应在每种情况下被视为指本协议的整体，而不是指本协议的任何特定章节或其他细分部分。(f) 本协议中使用的 “如果 “一词和其他类似含义的词在每种情况下都应被视为在 “只有在 “之后；(g) 术语 “或 “意味着 “和/或”；(h) 任何对 “正常过程 “或 “正常业务过程 ”的提及在每种情况下都应被视为在 “符合以往惯例 “之后。(i) 在此定义或提及的或在此提及的任何协议或文书中的任何协议、文书、保险单、法律或命令是指不时修正、修改或补充的此类协议、文书、保险单、法律或命令，包括（就协议或文书而言）通过放弃或同意以及（就法规、条例、规则或命令而言）通过继承可比的后续法规、条例、规则或命令以及提及其所有附件和纳入其中的文书。(j) 除非另有说明，本协议中所有提到 “章节”、“条款”、“附表”、“附件 ”的地方都是指本协议的章节、条款、附表、附件；以及 (k) 术语 “美元 “或”$”是指美国美元。本协议中提到的任何个人的董事应包括该人的管理机构的任何成员，本协议中提到的任何个人的官员应包括为该人担任基本类似职位的任何人员。在本协议或任何附属文件中提到一个人的股东，应包括该人的股权的任何适用的所有者，无论其形式如何，包括就买方而言，其在中华人民共和国法案或其组织文件中的股东。双方共同参与了本协议的谈判和起草工作。因此，如果出现歧义或意图或解释的问题，本协议应被解释为由双方共同起草，并且不应出现有利于或不利于任何一方的推定或举证责任，因为本协议的任何条款的作者。如果任何合同、文件、证书或文书由本公司表示并保证由本公司给予、交付、提供或提供，为了使该合同、文件、证书或文书被视为已给予、交付、提供和提供给买方或其代表，该合同、文件、证书或文书应已张贴到代表本公司为买方及其代表的利益而维护的电子数据网站，并且买方及其代表已被允许访问包含这些信息的电子文件夹。

Annex A-15

9.13 Counterparts. This Agreement may be executed and delivered (including by facsimile or other electronic transmission) in one or more counterparts, and by the different Parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

9.13 对等文件。本协议可以通过一份或多份对等文件来执行和交付（包括通过传真或其他电子传输方式），并由不同的缔约方以不同的对等文件来执行，每一份对等文件在执行时都应被视为一份正本，但所有对等文件合在一起应构成一份相同的协议。

ARTICLE IX

第十条
DEFINITIONS

定义

10.1 Certain Definitions. For purpose of this Agreement, the following capitalized terms have the following meanings:

10.1 具体定义。就本协议而言，以下大写的术语具有以下含义：

“Action” means any notice of noncompliance or violation, or any claim, demand, charge, action, suit, litigation, audit, settlement, complaint, stipulation, assessment or arbitration, or any request (including any request for information), inquiry, hearing, proceeding or investigation, by or before any Governmental Authority.

“行动 “是指由任何政府当局或在任何政府当局面前发出的任何不遵守或违反的通知，或任何索赔、要求、指控、行动、诉讼、诉讼、审计、和解、投诉、协议、评估或仲裁，或任何要求（包括任何信息要求）、调查、听证、诉讼或调查。

“Affiliate” means, with respect to any Person, any other Person directly or indirectly Controlling, Controlled by, or under common Control with such Person.

“关联公司 ”是指，就任何个人而言，直接或间接控制、被其控制或与之共同控制的任何其他个人。

“Ancillary Documents” means each agreement, instrument or document attached hereto as an Exhibit, including the other agreements, certificates and instruments to be executed or delivered by any of the parties hereto in connection with or pursuant to this Agreement.

“附属文件 “是指本协议中作为附件的每一份协议、文书或文件，包括本协议任何一方就本协议或根据本协议将签署或交付的其他协议、证书和文书。

“Business Day” means any day other than a Saturday, Sunday or a legal holiday on which commercial banking institutions in New York, New York are authorized to close for business.

“营业日 ”是指除周六、周日或法定假日以外的任何一天，在纽约州纽约市的商业银行机构被授权关闭营业。

“Company Charter” means the memorandum and articles of association of the Company.

 “公司章程 ”是指公司组织章程大纲和条款。

“Company Ordinary Shares” means the ordinary shares of the Company.

“公司普通股 ”是指公司的普通股。

“Consent” means any consent, approval, waiver, authorization or Permit of, or notice to or declaration or filing with any Governmental Authority or any other Person.

“同意 “是指任何政府当局或任何其他人的同意、批准、放弃、授权或许可，或向任何政府当局或任何其他人发出的通知或声明或备案。

“Contracts” means all contracts, agreements, binding arrangements, bonds, notes, indentures, mortgages, debt instruments, purchase order, licenses, franchises, leases and other instruments or obligations of any kind, written or oral (including any amendments and other modifications thereto).

“合同 “是指所有合同、协议、有约束力的安排、债券、票据、契约、抵押、债务文书、采购订单、许可证、特许权、租赁和其他任何种类的书面或口头文书或义务（包括其任何修正案和其他修改）。

Annex A-16

“Control” of a Person means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract, or otherwise. “Controlled”, “Controlling” and “under common Control with” have correlative meanings. Without limiting the foregoing a Person (the “Controlled Person”) shall be deemed Controlled by (a) any other Person (the “10% Owner”) (i) owning beneficially, as meant in Rule 13d-3 under the Exchange Act, securities entitling such Person to cast ten percent (10%) or more of the votes for election of directors or equivalent governing authority of the Controlled Person or (ii) entitled to be allocated or receive ten percent (10%) or more of the profits, losses, or distributions of the Controlled Person; (b) an officer, director, general partner, partner (other than a limited partner), manager, or member (other than a member having no management authority that is not a 10% Owner) of the Controlled Person; or (c) a spouse, parent, lineal descendant, sibling, aunt, uncle, niece, nephew, mother-in-law, father-in-law, sister-in-law, or brother-in-law of an Affiliate of the Controlled Person or a trust for the benefit of an Affiliate of the Controlled Person or of which an Affiliate of the Controlled Person is a trustee.

对一个人的 “控制 “是指直接或间接拥有指导或导致指导该人的管理和政策的权力，无论是通过拥有投票权的证券，通过合同，还是其他。“被控制”、“控制 ”和 “被共同控制 “具有相关的含义。在不限制上述规定的情况下，一个人（“被控制人”）应被视为受以下情况控制：(a) 任何其他人（“10%的所有者”）(i)按《交易法》第13d-3条的意思，实际拥有使该人有权投票选举被控制人的董事或同等管理机构的百分之十（10%）或以上的证券，或（ii）有权分配或接受被控制人百分之十（10%）或以上的利润、损失或分配。(b) 被控制人的高级职员、董事、普通合伙人、合伙人（有限合伙人除外）、经理或成员（无管理权的成员除外，且不属于10%的所有者）。或 (c) 被控制人关联公司的配偶、父母、直系亲属、兄弟姐妹、姑姑、叔叔、侄女、岳母、岳父、嫂子或姐夫，或为被控制人关联公司的利益而设立的信托，或被控制人的关联公司是其受托人。

“Fraud Claim” means any claim based in whole or in part upon fraud, willful misconduct or intentional misrepresentation.

“欺诈性索赔 ”是指全部或部分基于欺诈、故意不当行为或故意虚假陈述的任何索赔。

“GAAP” means generally accepted accounting principles as in effect in the United States of America.

“GAAP “是指在美国生效的公认的会计原则。

“Governmental Authority” means any federal, state, local, foreign or other governmental, quasi-governmental or administrative body, instrumentality, department or agency or any court, tribunal, administrative hearing body, arbitration panel, commission, or other similar dispute-resolving panel or body.

“政府机构 ”是指任何联邦、州、地方、外国或其他政府、准政府或行政机构、工具、部门或机构或任何法院、法庭、行政听证机构、仲裁小组、委员会或其他类似的争端解决小组或机构。

“Law” means any federal, state, local, municipal, foreign or other law, statute, legislation, principle of common law, ordinance, code, edict, decree, proclamation, treaty, convention, rule, regulation, directive, requirement, writ, injunction, settlement, Order or Consent that is or has been issued, enacted, adopted, passed, approved, promulgated, made, implemented or otherwise put into effect by or under the authority of any Governmental Authority.

“法律 “是指由任何政府当局发布、颁布、通过、批准、制定、实施或以其他方式生效的任何联邦、州、地方、市政、外国或其他法律、法规、立法、普通法原则、条例、法典、法令、公告、条约、公约、规则、指令、要求、令状、禁令、和解、命令或同意。

“Liabilities” means any and all liabilities, indebtedness, Actions or obligations of any nature (whether absolute, accrued, contingent or otherwise, whether known or unknown, whether direct or indirect, whether matured or unmatured and whether due or to become due), including tax liabilities due or to become due.

“负债 “是指任何性质的任何和所有负债、债务、行动或义务（无论是绝对的、应计的、或有的还是其他的，无论是已知的还是未知的，无论是直接的还是间接的，无论是成熟的还是未成熟的，以及无论是到期的还是将到期的），包括到期的或将到期的税务责任。

Annex A-17

“Lien” means any mortgage, pledge, security interest, attachment, right of first refusal, option, proxy, voting trust, encumbrance, lien or charge of any kind (including any conditional sale or other title retention agreement or lease in the nature thereof), restriction (whether on voting, sale, transfer, disposition or otherwise), any subordination arrangement in favor of another Person, any filing or agreement to file a financing statement as debtor under the Uniform Commercial Code or any similar Law.

“留置权 “是指任何抵押、质押、担保权益、附加物、优先购买权、选择权、代理权、投票信托、负担、留置权或任何种类的收费（包括任何有条件的销售或其他所有权保留协议或具有此类性质的租赁）、限制（无论是关于投票、销售、转让、处置或其他）、有利于另一人的任何排序安排、根据统一商法典或任何类似法律作为债务人提交融资声明的任何申请或协议。

“Order” means any order, decree, ruling, judgment, injunction, writ, determination, binding decision, verdict, judicial award or other action that is or has been made, entered, rendered, or otherwise put into effect by or under the authority of any Governmental Authority.

“命令 “是指由任何政府机构或在其授权下作出或已经作出、进入或以其他方式生效的任何命令、法令、裁定、判决、禁令、令状、决定、有约束力的决定、裁决、司法裁决或其他行动。

“Organizational Documents” means, with respect to the Purchaser, the Purchaser Charter, and with respect to any other Party, its Certificate of Incorporation and Bylaws or similar organizational documents, in each case, as amended.

“组织文件”，对买方而言，是指《买方章程》，对任何其他方而言，是指其公司证书和公司章程或类似的组织文件，在每种情况下，都是经修订的。

“Person” means an individual, corporation, partnership (including a general partnership, limited partnership or limited liability partnership), limited liability company, association, trust or other entity or organization, including a government, domestic or foreign, or political subdivision thereof, or an agency or instrumentality thereof.

“人 “是指个人、公司、合伙企业（包括普通合伙企业、有限合伙企业或有限责任合伙企业）、有限责任公司、协会、信托或其他实体或组织，包括国内或国外政府或其政治分支，或其机构或工具。

“Representative” means, as to any Person, such Person’s Affiliates and its and their managers, directors, officers, employees, agents and advisors (including financial advisors, counsel and accountants).

“代表 “是指，对于任何一个人来说，该人的附属机构及其经理、董事、官员、雇员、代理人和顾问（包括财务顾问、律师和会计师）。

“Taxes” means (a) all direct or indirect federal, state, local, foreign and other net income, gross income, gross receipts, sales, use, value-added, ad valorem, transfer, franchise, profits, license, lease, service, service use, withholding, payroll, employment, social security and related contributions due in relation to the payment of compensation to employees, excise, severance, stamp, occupation, premium, property, windfall profits, alternative minimum, estimated, customs, duties or other taxes, fees, assessments or charges of any kind whatsoever, together with any interest and any penalties, additions to tax or additional amounts with respect thereto, (b) any Liability for payment of amounts described in clause (a) whether as a result of being a member of an affiliated, consolidated, combined or unitary group for any period or otherwise through operation of law and (c) any Liability for the payment of amounts described in clauses (a) or (b) as a result of any tax sharing, tax group, tax indemnity or tax allocation agreement with, or any other express or implied agreement to indemnify, any other Person.

“税收 “是指(a)所有直接或间接的联邦、州、地方、外国和其他净收入、总收入、总收益、销售、使用、增值、从价、转让、特许经营、利润、许可证、租赁、服务、服务使用、预扣、工资、就业、社会保障和与支付雇员报酬有关的缴款、消费税、离职费、印花税、职业税、保险费、财产、意外利润、替代最低税、估计、海关、关税或其他任何种类的税、费、评估或收费。(b) 支付(a)条所述款项的任何责任，不论是由于在任何时期成为附属、合并、联合或统一集团的成员，还是由于法律的实施，以及(c)由于与任何其他人达成的任何税收分享、税收集团、税收赔偿或税收分配协议，或任何其他明示或暗示的赔偿协议，支付(a)或(b)条所述的款项的任何责任。

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以下无正文，为签名页

Annex A-18

IN WITNESS WHEREOF, each Party hereto has caused this Agreement to be signed and delivered by its respective duly authorized officer as of the date first written above.

作为证明，本协议的每一方已使本协议由其各自的正式授权官员在上述第一个日期签署和交付.

The Purchaser:	Fujian Hengda Beverage Co., Ltd
买方:	福建恒大饮料有限公司

By:	/s/ Yuan Liu
Title:	Yuan Liu Chief Executive Officer and Chairman

The Seller:	Happiness (Nanping) Biotech Co., Limited
卖方:	幸福(南平)生物科技有限公司

By:	/s/ Xuezhu Wang
Title:	Xuezhu Wang Chief Executive Officer and Chairman

The Company:	Fujian Happiness Biotech Co., Limited
公司:	福建省幸福生物科技有限公司

By:	/s/ Xuezhu Wang
Title:	Xuezhu Wang Chief Executive Officer and Chairman

The PubCo:	Paranovus Entertainment Technology Ltd.
上市公司:

By:	/s/ Xuezhu Wang
Title:	Xuezhu Wang Chief Executive Officer and Chairman

Annex A-19

Annex B

Annex B – Fairness Opinion

Primary Capital LLC 801 Brickell Ave., 8th Floor, Miami, FL 33131 Securities offered through HP Securities Inc. Member FINRA, SIPC T (1) 305-600-5897 Investment Banking, Financial Services

April 12, 2023

Personal and Confidential

Board of Directors

Paranovus Entertainment Technology Ltd.

No. 11, Dongjiao East Road, Shuangxi, Shunchang, Nanping City Fujian Province, PRC

Members of the Board:

We understand that Paranovus Entertainment Technology Ltd. (formerly known as Happiness Development Group Limited) (the “PubCo” or the “Client”), Fujian Happiness Biotech Co., Limited (the “Company”), Happiness (Nanping) Biotech Co., Limited (the “Seller”), and Fujian Hengda Beverage Co., Ltd. (the “Purchaser”), have entered into a Share Purchase Agreement (the “Purchase Agreement”) under which the Purchaser has agreed to acquire the Seller’s 100% equity interest in the Company and its related subsidiares (the “Transaction”). The Seller has agreed to sell its 100% equity interest in the Company to the Purchaser in exchange for RMB 78 million (~ $11.3 million) (the “Consideration”).

PubCo, which indirectly owns 100% of the equity of the Seller, has requested, through its Board of Directors, that Primary Capital LLC (“PC”) render to it, a written opinion (“the Opinion”) as to the value, from a financial point of view, of only the financial terms of the Transaction.

For purposes of the Opinion set forth herein, we have, among other things:

1.	Reviewed the Purchase Agreement dated April 10, 2023;

2.	Reviewed the unaudited financial statements of the Company for each of the four years ended March 31, 2020, 2021, 2022 and 2023;

3.	Reviewed SEC filings and certain other publicly available information pertaining to PubCo, the Company and the Seller;

4.	Reviewed certain non-publicly available information regarding the Company, including financial projections prepared by management of PubCo, the Seller and the Company and provided to us by PubCo’s management for the purpose of our analysis;

5.	Discussed the historical financial performance and financial projections of the Company with a representative of PubCo;

6.	Reviewed and analyzed certain publicly available information and stock market data of selected public companies which we believed to be relevant to our analysis;

7.	Reviewed and analyzed certain publicly available information regarding the terms of selected historical merger and acquisition transactions which we believed to be relevant to our analysis;

8.	Evaluated the implied enterprise and equity value of the Company that resulted from the various methods of financial analysis we conducted;

9.	Conducted such other financial studies, analyses and investigations we have deemed appropriate based on our other transactional experience as well as our experience in securities valuations.

Annex B-1

In arriving at our conclusion, we have with PubCo’s knowledge and permission assumed and relied upon, without independent verification, the accuracy and completeness of the financial and other information supplied or otherwise made available to us (including information that is available from generally recognized public sources) for purposes of the Opinion, and have further relied upon the assurances of the management of PubCo that information furnished by them for purposes of our analysis does not contain any material omissions or misstatements of material fact. With respect to the financial forecasts regarding the Company (i) prepared by management of the Seller, or (ii) prepared by management of the Company and supplied to us by PubCo, the Seller and the Company, as applicable, we have assumed, with PubCo’s knowledge and permission, that they were reasonably prepared on the basis of reflecting the best currently available estimates and judgments of the management of PubCo, the Company and the Seller, as applicable, as to the future operating and financial performance of the Company and that they provided a reasonable basis upon which we could form our opinion. Such forecasts and projections were not prepared with the expectation of public disclosure. All such projected financial information is based on numerous variables and assumptions that are inherently uncertain, including, without limitation, factors related to general economic and competitive conditions. Accordingly, actual results could vary significantly from those set forth in such projected financial information. We have relied on this projected information without independent verification or analysis and do not in any respect assume any responsibility for the accuracy or completeness thereof. In rendering the Opinion, we express no view as to the reasonableness of such forecasts and projections or the assumptions on which they are based.

We also assumed, with PubCo’s knowledge and permission, that there were no material changes in the assets, liabilities, financial condition, results of operations, business or prospects of the Company since the date of the last financial statements made available to us. In arriving at the Opinion, we have not made any independent valuation or appraisal of the assets or liabilities (including any contingent, derivative or off-balance-sheet assets and liabilities) of the Company, nor have we been furnished with any such valuations or appraisals, nor have we assumed any obligation to conduct, nor have we conducted, any physical inspection of the properties or facilities of the Company. Estimates of values of companies and assets do not purport to be appraisals or necessarily reflect the prices at which companies or assets may actually be sold. Because such estimates are inherently subject to uncertainty, we assume no responsibility for their accuracy.

For purposes of rendering the Opinion, we have assumed with your knowledge and permission that, in all respects material to our analysis, the Transaction will be consummated in accordance with the terms of the Purchase Agreement, without any waiver, modification or amendment of any term, condition or agreement that would be material to our analysis. We also have assumed with your knowledge and permission that all material governmental, regulatory or other approvals and consents required in connection with the consummation of the Transaction will be obtained and that in connection with obtaining any necessary governmental, regulatory or other approvals and consents, no restrictions, terms or conditions will be imposed that would be material to our analysis. We are not legal, regulatory, tax or accounting experts and have relied on the assessments made by the Company and its other advisors with respect to such issues.

The Opinion is limited to whether, as of the date hereof, the Consideration to be paid by the Purchaser in the Transaction is fair to the PubCo from a financial point of view, and does not address any other terms, aspects or implications of the Transaction, including, without limitation, the form or structure of the Transaction, any consequences of the Transaction on the PubCo, its stockholders, creditors or any other constituencies of the PubCo, or any terms, aspects or implications of any voting, support, stockholder, or other agreements, arrangements or understandings contemplated or entered into in connection with the Transaction or otherwise. We also do not express any opinion as to any tax or other consequences that may result from the Transaction. The Opinion does not address the underlying business decision of PubCo to enter into the Transaction or the relative merits of the Transaction as compared with any other strategic alternative which may be available to PubCo. Furthermore, we are not expressing any opinion herein as to the expertise of the management of PubCo, their projections, current and future prices, trading range or volume at which PubCo’s securities will trade following the consummation of the Transaction contemplated by the Purchase Agreement.

We, as part of our investment banking services, are engaged in the independent valuation of businesses and securities in connection with mergers, acquisitions, private placements, underwritings, sales and distributions of listed and unlisted securities. We have acted as financial advisor to the Board of Directors and will receive a fee upon the delivery of this Opinion that is not contingent upon consummation of the Transaction and is not creditable against any advisory fee. We will not receive any other significant payment or compensation contingent upon the successful consummation of the Transaction. We may seek to provide investment banking services to PubCo, Seller, the Company, Purchaser or their respective affiliates in the future, for which we would seek customary compensation. In the ordinary course of our business activities, PC or its affiliates may at any time hold long or short positions, and may trade or otherwise effect transactions, for their own account or the accounts of customers or clients, in debt or equity or other securities (or related derivative securities) or financial instruments (including bank loans or other obligations) of PubCo or any of their respective affiliates. The Company has agreed to indemnify us for certain liabilities and other items arising out of our engagement. A fairness committee of PC approved the issuance of the Opinion.

Annex B-2

The Opinion and any other advice rendered by, or materials prepared by us, may not be submitted, distributed or filed, in whole or in part, to or with any party, governmental agency or regulatory body or authority, or summarized or quoted from, in each instance, without our prior review and written approval. In addition, no reference to us, the engagement of our firm hereunder, the services provided by us or the Opinion or its contents may be made, in each instance, without our prior review and written approval (including, without limitation, in any filing(s), materials distributed to the security holders or creditors of PubCo, financial statements, or press releases). Notwithstanding the foregoing, PubCo may (a) deliver information copies of the Opinion to its legal counsel and other professional advisors that are advising PubCo with respect to the Transaction (provided that such advisors agree to keep such information confidential), and (b) produce an information copy of the Opinion and any other materials in its possession in response to any subpoena, court order, or similar legal demand, provided that prompt prior written notice thereof shall be given to us so that we may seek a protective order or other appropriate remedy, and, if we fail to obtain such remedy, PubCo may disclose only that information which its counsel advises it is compelled to disclose.

Based upon and subject to the foregoing, including the various assumptions and limitations set forth herein, we are of the opinion that, on the date hereof, the Consideration to be paid by the Purchaser in the Transaction pursuant to the Purchase Agreement is fair to PubCo from a financial point of view. It should be understood that subsequent developments may affect the Opinion and the assumptions used in preparing it, and we do not have any obligation to update, revise, or reaffirm the Opinion.

Very truly yours,

Primary Capital LLC

Annex B-3